02034279

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mayr Melnhof Karton AG

*CURRENT ADDRESS

PROCESSED
MAY 29 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4052 FISCAL YEAR 12-31-01

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OICF/BY: dlw

DATE : 5/23/02

Annual Report

2001







MM
KARTON AG

Overview Mayr-Melnhof Group

consolidated (in millions of EUR)	2001	2000	+/–
Consolidated sales	1,122.9	1,078.3	+4.1%
EBITDA	201.0	172.5	+16.5%
Operating profit	120.2	104.2	+15.4%
Income before income taxes and minority interests	123.3	99.2	+24.3%
Net income	77.9	66.7	+16.8%
Cash earnings	159.7	145.1	+10.1%
Return on equity	14.9%	13.4%	
Operating margin	10.7%	9.7%	
Return on capital employed	24.8%	19.4%	
Stockholders' equity	523.5	520.2	
Total liabilities and stockholders' equity	1,075.9	1,050.5	
Capital expenditures	59.5	71.6	
Depreciation and amortization	76.2	69.9	
Employees	5,419	4,961	
Basic and diluted earnings per share in EUR	6.66	5.56	
Dividend per share in EUR	1.80[1]	1.65	

[1] proposed

Contents

Foreword by the Chairman of the Management Board



Dear Shareholders,

the Mayr-Melnhof Group reported in 2001 its best ever results.

Thanks to the combined efforts of the entire Mayr-Melnhof team, we surpassed our ambitious targets for 2001. It was amid a significant economic decline and increasing cartonboard overcapacities that the Group was able to achieve this success, making these accomplishments even more remarkable.

On behalf of the Management Board, I would like to express my gratitude to all employees of the Mayr-Melnhof Group for their efforts and enthusiasm, for without these, this success would not have been possible. To the members of the Works Council I extend my appreciation for their constructive cooperation. On behalf of the Management Board, I would also like to thank our shareholders for the great amount of trust and confidence they placed in the decisions taken by management.

In 2001, our core market of Western Europe experienced a significant decline in economic growth in comparison with the previous year. Following a long period of heavy decreases in cartonboard stocking levels, which extended into the summer of 2001, our customers continue to plan on a more cautious and short-term basis. Investments in new capacity enhancing technologies in several mills led to overcapacities. Due to the fact that only approximately half of these overcapacities could be exported overseas, competitive pressures increased on the European cartonboard market. The Cartonboard Division's strategy of adjusting cartonboard production to demand by selective production downtime has proved successful. Cartonboard prices in Western and Eastern Europe could be maintained while raw material prices remained more or less stable. Moreover, through the acquisition of the German board mill Gruber + Weber, we managed to further strengthen our market position and to implement another high capacity machine into the Group in 2001.

Primarily resulting from the focus on non-durable consumption goods, the Packaging Division was able to meet the challenges brought on by the economic situation during 2001 and experienced an overall positive business development with satisfactory capacity utilization. The acquisition of the Schilling special packaging plant enables us to strengthen our position in the European detergent packaging business and to significantly expand our range of products in the growing microflute packaging segment.

The 16.8 % increase in the consolidated annual net income to EUR 77.9 million demonstrates the Company's ability to maintain this upward trend we have been experiencing for a number of years. The Management Board will therefore propose a dividend increase of 15 cents to EUR 1.80 per share for the 2001 financial year.

As it is the European market leader in cartonboard and folding carton production, the Mayr-Melnhof Group is well-equipped to meet its future challenges.

After 36 years with the Company I will step down from my board function at this year's Annual Shareholders' Meeting. I believe that the change in the Management Board was carried out in a well-prepared and thorough manner. The composition of the new Board combines longstanding internal expertise with an external appointment. At the request of our major shareholder, I will remain available to assume the chair of the Supervisory Board and will offer my many years of experience for the position.

I would like to take this opportunity to extend my sincerest thanks and appreciation to everybody I worked with and with whom I had business contacts.

I wish my successor and his team much success!

Michael Gröller
Chairman of the Management Board
Vienna, March 2002

View ahead



Ladies and Gentlemen,

Your company is solidly positioned in both financial and industrial terms. Due to our focus on the production and processing of cartonboard we currently hold an attractive position on the global and European markets. Mayr-Melnhof will therefore continue to consistently pursue its dynamic expansion strategy by means of further growth in selected areas, while simultaneously increasing the Group's earnings power.

With regard to the utilization of resources, the Group also aims to achieve a leadership role in cost efficiency. Optimization measures will be continually implemented in many areas, including procurement, production and logistics as well as the development of our customer-oriented e-business solutions.

The knowledge and motivation of our employees is key to sustained success. The commitment to training and further development programs will be intensified and accomplishments at all levels will be individually recognized and honored.

The cartonboard segment can be characterized as both, overcapacities on a mature and highly competitive Western European market, as well as a rapidly growing Eastern European market. Our high-performance board machines enable us to optimize profitability, while at the same time our resources allow for acquisitions of production capacity and market share. In addition, we will strengthen and increase our marketing efforts in the Far East.

The folding carton segment, i.e. the conversion of cartonboard into printed folding cartons, has been continually expanded over the years. Thus, we were able to further develop our competitive position and increase our earnings power, while also playing a significant role in the European consolidation process. We plan to continue to expand in order to gain market share in Central and Eastern Europe as well as in the European Union.

Despite the somehow bleak overall economic prospects I can assure you that our focus on core competences, dedicated commitment, streamlined decision processes and pride in success will continue to characterize the corporate style of Mayr-Melnhof, forming the basis for a future increase in the value of your Company.

I would be very pleased if you would continue to accompany us into a challenging future.

Wilhelm Hörmanseder
Designated Chairman of the Management Board as of May 14, 2002

Board Members

The Management Board

Chairman
Michael GRÖLLER, Vienna

Vice-Chairman (until April 30, 2001)
Alfred FOGARASSY, Vienna

Vice-Chairman (as of May 1, 2001)
Wilhelm HÖRMANSEDER, Vienna

The Supervisory Board

Chairman
Carl Anton GOESS-SAURAU, Frohnleiten

Vice-Chairman
Friedrich MAYR-MELNHOF, Grödig

Vice-Chairman
Romuald BERTL, Graz

Board Members
Gerhard GLINZERER, Vienna

Clemens GOESS-SAURAU, London

Manfred GRUNDAUER, Frohnleiten
Delegate of the European Staff Council of the Mayr-Melnhof Cartonboard Division

Hubert ESSER, Neuss
Delegate of the European Staff Council of the Mayr-Melnhof Cartonboard Division

Gerhard NOVOTNY, Vienna
Delegate of the Staff Council of the Mayr-Melnhof Packaging Division

Divisions-Overview

Cartonboard

The Mayr-Melnhof Cartonboard Division is the largest European manufacturer of coated cartonboard. Approximately 91 % of the Division's total production is manufactured using recycled fiber. The products are sold to customers throughout the world. Continued utilization of the synergy potential created through a pool of state-of-the-art machinery, constant increases in efficiency and a wide array of innovative services for our customers are aimed at further strengthening our competitive position. Our goal for the future is to further expand by means of acquisitions, while simultaneously pursuing our ambitious profitability targets.

Percentage of Group sales


56%

Percentage of Group operating profit


75%

Sales by destination


EU 69.6 %
Eastern Europe 12.6%
Asia 6.6 %
Others 11.2 %

(millions of EUR)	2001	2000	+/–
Sales	724.1	701.3	+3.3%
EBITDA	134.8	115.6	+16.6%
Operating profit	90.4	72.4	+24.9%
Cash earnings	107.0	97.7	+9.5%
EBITDA margin	18.6%	16.5%	
Operating margin	12.5%	10.3%	
Cash earnings margin	14.8%	13.9%	
Return on capital employed	28.2%	21.3%	
Capital expenditures	42.5	45.5	
Depreciation and amortization	48.1	43.3	
Employees	2,453	2,181	

	2001	2000
Tonnage sold (in thousands of tons)	1,279	1,265
Tonnage processed (in thousands of tons)	1,275	1,250
Recycled fiber based board	1,146	1,123
Virgin fiber based board	129	127
Capacity utilization	89%	97%

Tonnage produced

(thousands of tons)


1997
1998
1999
2000
2001
300
600
900
1,200
1,500
Recycled fiber based board
Virgin fiber based board

Mills

Austria 2

Germany 3

Switzerland 1

Netherlands 1

Slovenia 1

Leading European producers of coated board

Capacity in thousands of tons


Mayr-Melnhof (A)
StoraEnso (S/SF)
Reno de Medici (I)
M-real (SF)
Holmen (S)
Recycled fiber based board
Virgin fiber based board
300
600
900
1,200
1,500

Source: MM; excl. GK, LBP (StoraEnso) and CNK from USA

Packaging

The Mayr-Melnhof Packaging Division is Europe's leading producer of folding cartons. Through our broad network of locations in Europe we principally supply multinational manufacturers of branded products. Our goal is to maintain cost leadership by means of ongoing optimization of both processes and production sites, while at the same time continuously increasing the value-added in close cooperation with our customers. We will continue to expand our presence in high-quality packaging segments and on the Eastern European growth markets.

Percentage of Group sales — *Percentage of Group operating profit* — *Sales by destination*


44%
25%
EU 78.3 %
Eastern Europe 17.9 %
Asia 2.3 %
Others 1.5 %

(in millions of EUR)	2001	2000	+/–
Sales	494.7	477.1	+3.7%
EBITDA	66.2	56.9	+16.3%
Operating profit	29.8	31.8	-6.3%
Cash earnings	52.7	47.4	+11.2%
EBITDA margin	13.4%	11.9%	
Operating margin	6.0%	6.7%	
Cash earnings margin	10.7%	9.9%	
Return on capital employed	19.5%	16.0%	
Capital expenditures	17.0	26.1	
Depreciation and amortization	28.1	26.6	
Employees	2,966	2,780	

(in thousands of tons)	2001	2000
Tonnage processed	320	320

Tonnage processed
in thousands of tons


1997
1998
1999
2000
2001
0 50 100 150 200 250 300 350

Facilities

Austria 3
Germany 7
France 3
Great Britain 2
Poland 1
Hungary 1
Romania 1

Leading European folding carton producers
Tonnage processed in thousands of tons


Mayr-Melnhof (A)
Akerlund & Rausing (SE)
Van Genechten (B)
Chesapeake (US)
MY Holding (GB)
0 50 100 150 200 250 300 350

Source: MM

Mayr-Melnhof Shares

Since April 1994, Mayr-Melnhof AG shares have been listed on the Vienna Stock Exchange and are represented in the main trading segments – the ATX (Austrian Traded Index) and the ATX Prime (quality index with special transparency requirements). Furthermore, Mayr-Melnhof shares are listed on the SEAQ (Stock Exchange Automated Quotation) in London, as well as in a level 1 ADR (American Depository Receipts) program with the Bank of New York.

Mayr-Melnhof's weighting in the ATX was approximately 3.5 % at the end of 2001, and in the initial listing of the new ATX Prime the shares had a weighting of 2.9 %.

During 2001, the average daily turnover of MM shares was approximately 41,000 shares, equivalent to EUR 2.2 million, and slightly lower than in the previous year (46,000 shares, EUR 2.3 million). During the share repurchase period, which commenced on March 19, 2001, the purchase of Group shares accounted for approximately 22 % of the overall trading volume. Overall, Mayr-Melnhof shares were again among the most heavily traded securities on the Vienna Stock Exchange in 2001.

Markets in 2001

The year 2001 was characterized by profit warnings, corporate collapses and interest rate cuts. Whereas pressure during the first half of the year primarily concentrated on technology stocks, which had been highly valued during the previous year, by mid-2001 even Old Economy stocks were caught in this downward trend. Due to the significant economic decline in the USA, the US central bank lowered, in several intervals, key interest rates to 2 %, the lowest level in more than 40 years. The hopes that this downturn, which had commenced in early 2000, would soon be over were finally dashed by the events of September 11 and the ensuing heavy drop in stock prices. At best, the subsequent rally in the final quarter only resulted in the recovery of the September losses, so that the overall market declined in comparison with the previous year. (DJI –7.1 %, FTSE –16.2 %, DAX –19.8 %). At 1,140.36 points, the ATX, the key index of the Vienna Stock Exchange, closed 6.25 % above last year's level.

Mayr-Melnhof Share Performance

With a positive performance throughout 2001 and a price increase of +13.2 %, Mayr-Melnhof shares were able to assert their position in a generally weak market environment. At EUR 57.61, MM shares reached their annual high on October 18, 2001, while eventually flattening out and trading at a slightly lower level for the remainder of the year. In comparison with the previous year, market capitalization increased from EUR 564 million to EUR 638 million.

Share Performance Indicators

Stock price per Share (in EUR)	2001	2000
High	57.61	58.00
Low	45.97	39.30
Year End	53.16	46.96
Stock Performance		
–1 month	+0.3%	+3.6%
–3 month	–1.9%	–2.2%
–9 month	+4.5%	–12.0%
Relative Performance (year-end)		
MM shares	+13.2%	+2.1%
ATX	+6.3%	–10.4%
MSCI (Euro/Forest Products & Paper)	+15.4%	–1.6%
Share Performance Indicators (in EUR)		
Earnings per share	6.66	5.56
Cash Earnings per share [1]	13.65	12.09
Equity capital per share [2]	47.38	43.35
Dividend per share	1.80[3]	1.65
Dividend (in millions of EUR)	19.90[3]	19.60
Dividend yield per average share price	3.4%	3.3%
Trading Volume		
SeaQ (London) (in EUR)	662,023	700,663
Vienna Stock Exchange (in EUR)	2,156,210	2,307,999
Number of shares issued	12,000,000	12,000,000
Own shares [4]	952,134	0
Free float [4]	3,847,866	4,800,000
Market capitalization (in millions of EUR) [4]	638	564
ATX weighting (in %) [4]	3.52	2.61

1) average shares outstanding
2) shares issued as of December 31, 2001
3) proposed
4) as of December 31, 2001

Relative Performance of MM Shares 2001/2002

January 2, 2001 = 100



150
140
130
120
110
100
90
80
70
60
Jan Feb March April May June July Aug Sep Oct Nov Dec Jan Feb March
MM
ATX
MSCI
(Europe/Forest Products+Paper)

Share Repurchase Program

Within the authorization of the 6th and 7th Ordinary Shareholders' Meetings, 952,134 shares were bought back by the Company during 2001 at a total cost of EUR 51.4 million. This amount represents 7.93 % of the capital stock or 79.3 % of the maximum repurchase volume. The average repurchase price amounted to EUR 53.78. The purpose of the repurchase program is to stabilize the share price and to allow a possibility for utilizing its own stock as currency in the acquisition of businesses.

Dividend

At the 8th Ordinary Shareholders' Meeting, the Management Board of Mayr-Melnhof Karton AG will propose a dividend increase from EUR 1.65 to EUR 1.80 per share. This represents a dividend distribution totaling EUR 19.9 million as compared with EUR 19.6 million in the previous year. Based upon the average market price in 2001, this results in a dividend yield of 3.4 %.



Dividend per Share
in EUR
1997
1998
1999
2000
2001
0.0
0.5
1.0
1.5
2.0

Shareholder Structure

The share capital of Mayr-Melnhof Karton AG is divided into 12,000,000 no-par shares. At year-end, approximately 8 % of these were held by the Company and 32 % were free-float shares, held principally by institutional investors in Europe and America. Approximately 60 % of the shares are beneficially owned by family members.

Investor Relations

Mayr-Melnhof Karton AG's Investor Relations Program strives to maintain an open, continuous dialogue with institutional investors, private shareholders, financial analysts and business journalists, thus attracting shareholders and providing the financial community and the interested public with current information surrounding recent developments.

By joining the newly established Prime Market segment of the Vienna Stock Exchange at the beginning of 2002, the Company took a further step towards building confidence through transparency. Furthermore, Mayr-Melnhof AG is actively involved in the "Cercle Investor Relations Austria" and the "Capital Market Initiative Austria", aimed at continuously improving the investor relations and framework conditions on the Austrian capital markets.

Amid renewed awareness of Old Economy companies, investment interest in Mayr-Melnhof Karton AG increased significantly during the second half of 2001. As a result, interaction with investors and financial analysts through Road Shows and a large number of one-on-one meetings was intensified.

An increasing number of web-site - www.mayr-melnhof.com - hits demonstrates that this medium is highly valued amongst investors, a fact which is of particular future importance to us. Our press releases and reports are promptly published on the Mayr-Melnhof web-site, and up-to-date information is provided by way of an e-mail server accessible by all interested parties.

Shareholders' Club

All shareholders and interested investors registered in our Shareholders' Club receive the Mayr-Melnhof Karton AG Company reports via mail on a regular basis and are invited to Company presentations, occurring primarily in connection with significant new developments in the Group. The Shareholders' Club is provided free of charge. Membership applications are welcomed by our Investor Relations department at any time.

Contact Mayr-Melnhof Investor Relations:
Phone: +43/ (0) 1 50 136 1180
Fax: +43/ (0) 1 50 136 1195
E-mail: investor.relations@mm-karton.com
Web-site: http://www.mayr-melnhof.com

Coverage

Investment banks which regularly publish reports on Mayr-Melnhof include:
Bank Austria - Creditanstalt, Vienna; Credit Lyonnais Securities, London; Deutsche Bank, Vienna; Erste Bank, Vienna; Merrill Lynch, London; Morgan Stanley, London; Raiffeisen Centrobank, Vienna; UBS Warburg, London

focused flexible

The primary focus of our business is on the manufacturing and processing of cartonboard. All resources are utilized with this in mind.

The broad know-how in cartonboard packaging and our facilities' concentration on specific products and market segments provide us with the flexibility required to adjust efficiently at an early stage to market demands.







Management Discussion and Analysis

1. Positioning of the Mayr-Melnhof Group

The Mayr-Melnhof Group is the largest manufacturer of recycled cartonboard and folding cartons within Europe. Mayr-Melnhof's commercial activity is concentrated on these two core businesses, which are managed under two divisions, the Cartonboard Division and the Packaging Division. The Group's strategic goal is to strengthen its market leadership and increase the Group's corporate value by pursuing overall cost efficiency, while simultaneously improving its products and processes. A continued expansion of both Divisions is planned for the future.

2. General Economic Situation

The significant decline in economic growth in Western Europe, which began in the second half of 2000, continued during 2001. Signs of a recession in the USA were evident in the second half of the year. In Asia, economic recovery was further delayed. In spite of this, the signs were positive from most of the developing economies in Eastern Europe, which, with the exception of Poland, continued on from the growth rates during 2000. The already evident uncertainty regarding the timing of a possible recovery further deepened following the events in September of 2001.

3. Sector Development

Continued increases in cartonboard prices triggered by huge increases in raw material prices had led to a significant rise in orders and client inventory levels in the European cartonboard industry during the first half-year of 2000. As a result, demand for cartonboard has fallen noticeably since the autumn of 2000, and remained low throughout 2001. Although cartonboard customers had more or less exhausted their stocks by the autumn of 2001, the customary upturn in demand following the summer months failed to materialize as a result of the general economic uncertainty. In view of the worsening economic situation and increased cartonboard capacities, the largest manufacturers, in particular, were forced to adjust cartonboard production to demand for most of the year through production downtime.

Despite a decline in aggregate demand, European folding carton production for non-durable consumption goods remained relatively stable during 2001. As a result, capacity utilization in the European folding carton sector remained generally stable throughout the entire year.

3.1. Cartonboard Market

The consumption of cartonboard is highly dependent on the overall economic environment. The average annual growth of the European cartonboard market over the past five years amounted to 2.5 %. Over the next five years, an average growth rate which parallels economic growth is anticipated in Europe. Therefore, we anticipate that the greatest sales potential lies in Eastern Europe and Asia with an annual growth rate of approximately 3 % over the next five years.

Due to the overcapacities on the European cartonboard market, which have further increased over the past few years in the course of investments in new technologies, the demand situation on the export markets of Eastern Europe and Asia gains in strategic importance for the capacity utilization situation of the European cartonboard industry.

On the basis of the different raw materials used, the production of coated cartonboard, which constitutes the primary market for the Mayr-Melnhof Cartonboard Division, principally distinguishes between virgin fiber (chemical as well as mechanical pulp) and recycled cartonboard. Due to its specific properties, recycled cartonboard is primarily used for the packaging of dried foods, cereals, household and hygiene products, while virgin fiber cartonboard is mainly converted into folding cartons for pharmaceutical products, confectionery and cigarettes. With an annual growth rate of approximately 4 % over the previous five years, recycled cartonboard maintained an above average performance, particularly due to the continuously increasing quality, a significant price advantage and increased demand for environmentally-friendly products.

Recycled cartonboard currently accounts for approximately 60 % of the European production capacity of coated cartonboard while the remaining 40 % is virgin fiber cartonboard. The production of recycled cartonboard is divided amongst three major manufacturers and several smaller ones, while virgin fiber cartonboard is primarily manufactured by three independent Scandinavian companies.

3.2. Folding Carton Market

Demand on the European folding carton market is greatly dependent upon consumption and is, therefore, strongly supported by the overall economic environment. Approximately 55 % of the around 3.5 million tons of cartonboard processed in Western Europe are utilized in the food industry, and around 45 % for non-food products. In addition to consumer packaging, the pharmaceuticals and cigarette packaging segments have ascertained themselves as top quality and service markets.

Aside from folding cartons made of solid and corrugated board, offset printed microflute has established itself as an important packaging material over the past few years. Offset printed microflute cartonboard combines the benefits of cartonboard printing with the increased rigidity of a corrugated product.

The European folding carton industry encompasses more than 1,500 companies, most of which are managed as commercial family businesses. Due to the greatly fragmented structure of the market and to the significantly lower entry thresholds in comparison with those of cartonboard production, predatory competition is intense. As consumer goods producers concentrate their business, and due to the high degree of consolidation among cartonboard manufacturers, the consolidation process in the European folding carton industry has significantly accelerated during the past few years. In other words, the leading five European folding carton manufacturers' share of overall processing stood at 13 % in 1993 and had already reached approximately 32 % by 2001.

4. Development of Business in the Year 2001 in Comparison with 2000

4.1. Group

During 2001, the Mayr-Melnhof Group managed to assert its position successfully against the background of a significantly weaker economic environment and increasing cartonboard overcapacities, thus recording the best result in Group history.

The strategy of adapting cartonboard production to demand and of maintaining cartonboard prices in Western and Eastern Europe while raw material prices remain more or less stable, has proved successful. As a result of focusing on the area of non-durable consumption goods, the Packaging Division was able to meet the challenges brought on by the economic situation during 2001 and experienced a stable overall business development with satisfactory capacity utilization.

Important Events

Cartonboard Division

Gruber + Weber Karton – Eighth mill of the Mayr-Melnhof Cartonboard Division

The Group acquired the German board mill Gruber + Weber Karton GmbH & Co KG in Gernsbach-Obertsrot in May 2001. The mill is a state-of-the-art plant which is well established on the European sales markets. At the beginning of 2002, the plant was renamed Mayr-Melnhof Gernsbach GmbH & Co KG.

Takeover and shutdown of the Swiss board mill Emil Christ AG

As a result of the acquisition of the Swiss cartonboard producer Emil Christ AG located in Thal in June 2001 and by merging the sales organization with that of the Deisswil mill, Mayr-Melnhof Karton has created the basis for optimally servicing customers in the Swiss market. Due to the tight situation on the sales markets and the operational environment, the investments necessary to keep the plant operational could not be justified. Mayr-Melnhof shut down the Christ board mill in mid-September 2001 and focused its cartonboard production in Switzerland on the Deisswil mill.

Packaging Division

Acquisition of the Schilling special packaging plant

Its acquisition of the German packaging plant Schilling GmbH & Co KG, Heilbronn, has allowed Mayr-Melnhof Packaging to reinforce its competitive position as a European supplier of detergent packaging while at the same time obtaining a microflute production in its core market of Germany. The facility primarily manufactures packaging for multinational detergent producers and specializes in the plastic coating of cartonboard as well as in micro-flute products. Following approval by the German Antitrust Authority, the acquisition took effect at the beginning of December 2001. The company was renamed MM Packaging Schilling GmbH & Co KG.

Sale of investments in Premium Packaging, Wall MM Gravure and Alfred Wall AG

In the course of terminating the cooperation and legal disputes between Mayr-Melnhof and Wall, the 50 % shares in the Polish cigarette packaging joint venture Wall MM Gravure Krakow Sp.z o.o., Krakow, and Premium Packaging Tiefdruck Produktions-GmbH, Graz, as well as the 4.9 % investment in Alfred Wall Aktiengesellschaft, Graz, were sold to the Westvaco Group in June 2001.

Closure of the German folding carton plant Schött

In the fall of 2001, Mayr-Melnhof Packaging discontinued production at the German folding carton plant Hermann Schött GmbH Offsetdruckerei, Mönchengladbach. Competitive pressure and high facility costs made it commercially impossible to continue operations. Most of the company's sales were transferred to other Mayr-Melnhof Packaging sites in Germany.

Consolidated Statements of Income

Consolidated Statements of Income (condensed version)

(in millions of EUR)	Year ended December 31, 2001	2000	+/-
Net sales	1,122.9	1,078.3	+4.1%
Operating profit	120.2	104.2	+15.4%
Interest and other financial result – net	3.1	(5.0)	
Income taxes	(44.2)	(31.0)	
Minority interests	(1.2)	(1.5)	
Net income	77.9	66.7	+16.8%

Sales

For the 2001 financial year, consolidated sales totaled EUR 1,122.9 million (2000: EUR 1,078.3 million). Despite production downtime in the Cartonboard Division an increase in sales of 4.1 % was achieved. This rise is primarily due to acquisitions, which contributed approximately EUR 50 million to external sales, and to higher average prices. The regional break-down of sales between Western Europe (73 %), Eastern Europe (15 %) and the overseas markets (12 %) shifted towards non-European export markets and Eastern Europe (2000: 76 %, 14 %, 10 %). Intercompany sales at EUR 95.9 million declined in comparison with the previous year (EUR 100.1 million).

Group Sales by Region
in %


2001
2000
EU* 65.9 %
Austria 7.5%
Eastern Europe 14.9%
Asia 4.7 %
Other 7.0 %
EU* 67.2%
Austria 8.3%
Eastern Europe 13.7%
Asia 4.4 %
Other 6.4 %

Cost of Sales

(in millions of EUR)	Year ended December 31, 2001	2000	+/–	Percentage of sales 2001	2000
Cost of materials and purchased services	546.2	526.4	+3.8%	48.6%	48.8%
Personnel expenses	179.2	178.8	+0.2%	16.0%	16.6%
Depreciation and amortization	61.5	57.7	+6.6%	5.4%	5.4%
Other expenses	37.8	45.6	–17.1%	3.4%	4.2%
Total	824.7	808.5	+2.0%	73.4%	75.0%

At EUR 824.7 million, the cost of sales required to realize the operating output were above the previous year's amount of EUR 808.5 million. The increase in the cost of materials is due to the increase in the quantity sold as well as higher prices. Personnel costs increased at a slower rate than sales. At 5.4 %, the depreciation ratio remained constant.

Overall, the Group's gross margin increased, expressed as a percentage of total sales revenue, from 25.0 % in the previous year to 26.6 % in 2001.

Selling, General and Administrative Expenses

	Year ended December 31,			Percentage of sales	
(in millions of EUR)	**2001**	2000	+/–	**2001**	2000
Personnel expenses	63.8	57.6	+10.8%	5.6%	5.3%
Depreciation and amortization	13.4	12.2	+9.8%	1.2%	1.1%
Other expenses	111.9	110.6	+1.2%	10.0%	10.3%
Total	189.1	180.4	+4.8%	16.8%	16.7%

In line with a slight increase in the volume of business, selling, general and administrative expenses rose from EUR 180.4 million to EUR 189.1 million. They amounted to 16.8 % when expressed as a percentage of sales after 16.7 % in the previous year.

Operating Profit

The Group further improved its profitability in 2001 through increasing its operating profit by EUR 16.0 million (+15.4 %) from EUR 104.2 million to EUR 120.2 million. With a 24.9 % increase in its operating profit, from EUR 72.4 million to EUR 90.4 million, the Cartonboard Division contributed approximately 75 % to the consolidated operating profit. The Packaging Division recorded an operating profit of EUR 29.8 million. Largely due to closing a facility, this constitutes a slight decrease in comparison with the previous year (2000: EUR 31.8 million) and led to a decline in the Division's contribution to the Group's operating profit from approximately 31 % to approximately 25 %.

The increase in the Group's operating margin from 9.7 % to 10.7 % clearly demonstrates the continued positive business performance of the Mayr-Melnhof Group.

Sales and Operating Profit
Group
in millions of EUR


2000
2001
0
250
500
750
1,000
1,250
Sales
Operating Profit

Net Interest Expense

The net interest expense improved from the previous year's amount of EUR –3.4 million to EUR –1.5 million. This net decrease primarily resulted from higher interest income.

Other Income (including Equity Income) – net

Other income (including Equity income) amounted to EUR 4.6 million (2000: EUR -1.5 million). This increase mainly results from proceeds from the sale of the 50 % share in the Polish cigarette packaging joint venture Wall MM Gravure, Krakow, and of the 4.9 % investment in Alfred Wall AG, Graz, which was netted with a value adjustment to the shares held in the Reno de Medici Group necessitated by the decreased share price.

Income Taxes

The Group pays taxes on its income in 14 different European countries. In total, the Group reported income taxes in the amount of EUR 44.2 million (2000: EUR 31.0 million) for the 2001 financial year. Thus, the effective Group corporate tax rate increased from 31.3 % to 35.8 % in comparison with the previous year. This increase is primarily due to the untaxed disposals of land and investments in 2000.

Net Income and Earnings per Share

The Group increased its consolidated net income by 16.8 %, from EUR 66.7 million to EUR 77.9 million. The share repurchase program resulted in a weighted average of 11,700,786 shares in circulation during 2001, which led to an earnings per share of EUR 6.66 compared with the previous year's per share amount of EUR 5.56.

Net Value-added

Value-added

(in millions of EUR)	2001	2001	2000	2000
Origin				
Sales	1,122.9		1,078.3	
Other operating income	12.4		14.7	
Decrease/Increase in finished goods	(5.9)		0.7	
Own work capitalized	0.2		0.2	
Total operating revenue	1,129.6		1,093.9	
(–) Acquired input from suppliers	(689.7)		(679.2)	
(–) Depreciation and amortization	(76.2)		(69.9)	
Net value-added	363.7	100.0%	344.8	100.0%
Distribution				
Employees	(145.8)	(40.1%)	(140.0)	(40.6%)
Social benefit costs	(63.3)	(17.4%)	(61.6)	(17.9%)
Public authorities	(78.5)	(21.6%)	(70.0)	(20.3%)
Interest and other financial expenses	3.1	0.9%	(5.0)	(1.5%)
Minority interests	(1.2)	(0.3%)	(1.5)	(0.4%)
Shareholders (proposed)	(19.9)	(5.5%)	(19.6)	(5.7%)
Company	58.1	16.0%	47.1	13.6%

The statement of origin of the net value added illustrates the difference between the total operating revenue less expenditure on goods and services purchased from external sources. The statement of distribution highlights the share of all parties participating in the net value-added.

At EUR 1,129.6 million, the Mayr-Melnhof Group's total operating revenue in the 2001 financial year exceeded the previous year's amount (2000: EUR 1,093.9 million). After deduction of expenditure on goods and services as well as depreciation in the amount of EUR 765.9 million (2000: EUR 749.1 million), a net value-added of EUR 363.7 million (2000: EUR 344.8 million) was achieved. This corresponds to an increase of 5.5 % or EUR 18.9 million against the previous year. At EUR 145.8 million, employees received the largest proportion (40.1 %) of the net value added (2000: EUR 140.0 million; 40.6 %). At the proposal of the Management Board, a dividend of EUR 19.9 million (2000: EUR 19.6 million) or 5.5 % (2000: 5.7 %) of the net value-added is to be distributed to the shareholders of Mayr-Melnhof Karton AG with respect to the 2001 financial year. Profits retained in the amount of EUR 58.1 million, or 16.0 % of the net value-added (2000: EUR 47.1 million; 13.6 %), are to remain in the Company.

4.2. Segments

Cartonboard Division

Overview

The Cartonboard Division of the Mayr-Melnhof Group is composed of eight mills in five European countries and mainly produces coated cartonboard which is used for the manufacturing of folding cartons. The Division's annual production capacity totals 1.5 million tons of cartonboard, approximately 91 % of which is recycled fiber and the remaining amount virgin fiber board. This makes Mayr-Melnhof Karton the largest producer of recycled cartonboard in the world. Approximately 70 % of the cartonboard production is carried out by the high performance machines in Frohnleiten (AUT), Neuss (GER), Količevo (SLO) and Gernsbach (GER), while special qualities and fresh fiber cartonboard are produced on the smaller machines.

During the 2001 financial year, 1.28 million tons of cartonboard were sold to approximately 2,100 customers worldwide. Around 68 % of this volume was sold in the core market of Western Europe, while Eastern Europe and overseas markets accounted for 13 % and 19 % of sales respectively. The largest customer of the Cartonboard Division is the Mayr-Melnhof Packaging Division, accounting for approximately 15 % (190,000 tons) of its sales. The Division's remaining major customers, located primarily in Western Europe, account for less than 4 % of sales on an individual basis. Most cartonboard sales are made to a large group of small and medium-sized converters. Within Europe, cartonboard is mainly distributed through the Division's own trading companies, while sales outside of Europe are carried out through external trading houses.

Development of Business

In 2001, sales of recycled cartonboard in Europe experienced a significant decline in comparison with the previous year. This can be attributed to reductions in customer stock levels, which began in September 2000 and continued until the summer months of 2001, as well as to the considerable slow-down of economic growth in the Division's core market of Western Europe. As a result, customers tended to plan on a more cautious and short-term basis.

As scheduled, cartonboard production was adjusted to lower demand by taking downtime, which resulted in a capacity utilization of only 89 % in 2001. Despite downtime, the average order backlog halved in 2001, from 115,000 tons in the previous year to 53,000 tons. Due to the acquisition of the board mill Gruber + Weber Karton, production and sales, amounting to 1,275,000 and 1,279,000 tons, were higher than prior year's levels of 1,250,000 and 1,265,000 tons, respectively.

Due to generally stable raw material costs, cartonboard prices in Western and Eastern Europe could be maintained. However, Asia, the most important overseas market, registered a steep decline in prices in comparison with the previous year.

Principally resulting from the acquisition of Gruber + Weber Karton and the increased average price level, sales rose by 3.3 % to EUR 724.1 million (2000: EUR 701.3 million). The operating profit registered a significant increase of 24.9 % to EUR 90.4 million (2000: EUR 72.4 million). This resulted in an operating margin of 12.5 % (2000: 10.3 %).

Sales and Operating Profit Cartonboard Division
in millions of EUR


2000
2001
0
150
300
450
600
750
Sales
Operating Profit

Packaging Division

Overview

The Packaging Division is Europe's largest manufacturer of folding cartons. In 2001, approximately 320,000 tons of cartonboard were processed in 18 folding carton facilities in seven European countries. Costs and competitive pressure in the European folding carton sector require continuous rationalization and cost reduction measures. In order to secure its competitive position, Mayr-Melnhof Packaging concentrates folding carton production on high output locations and highly specialized plants. The manufacture of folding cartons for the food industry accounts for approximately 60 % of the Division's sales. In the non-food sector (detergents, household and hygiene products), cigarette packaging is the most important segment.

Packaging Division sales generally focus on the European markets. During 2001, approximately 80 % of sales were to Western Europe and 18 % to Eastern Europe.

The Packaging Division primarily supplies multinational consumer goods manufacturers and is the sole or preferred supplier of 6 international branded goods manufacturers, which account for approximately 48 % of the Division's sales. The largest customer in the consumer packaging area is Kellogg Europe, while Japan Tobacco International is the Division's principal cigarette packaging customer. Approximately 2,000 customers account for more than half of the folding carton business.

Development of Business

Due to continuous demand for folding cartons and a satisfactory development of sales in cigarette packaging, the development of business in the Packaging Division during 2001 remained stable. At 320,000 tons, the tonnage processed went unchanged from the previous year.

Sales increased by 3.7 % to EUR 494.7 million (2000: EUR 477.1 million). This increase is mainly due to improved average prices. Primarily attributable to closing a faciltiy, the operating profit, at EUR 29.8 million, was slightly lower than in the previous year (2000: EUR 31.8 million). The operating margin therefore amounted to 6.0 % (2000: 6.7 %).

Sales and Operating Profit Packaging Division
in millions of EUR


2000
2001
0
100
200
300
400
500
Sales
Operating Profit

4.3. Assets, Capital Resources and Liquidity

Consolidated Balance Sheets (condensed version)

(in millions of EUR)	December 31, 2001	December 31, 2000
Current assets	498.6	485.8
Non-current assets	577.3	564.7
Total assets	1,075.9	1,050.5
Current liabilities	315.2	280.0
Non-current liabilities	233.5	246.9
Minority interest	3.7	3.4
Stockholders' equity	523.5	520.2
Total liabilities and stockholders' equity	1,075.9	1,050.5

Structure of Assets, Capital and Liquid Resources

During the 2001 financial year, the Mayr-Melnhof Group's total assets rose from EUR 1,050.5 million to EUR 1,075.9 million. With an equity ratio of 48.7 % the balance sheet remains solid (12/31/2000: 49.5 %). The increase in short-term assets from EUR 485.8 million to EUR 498.6 million as well as the rise in long-term assets from EUR 564.7 million to EUR 577.3 million can be particularly attributed to the acquisitions.

A majority (90.3 %) of the interest-bearing liabilities amounting to EUR 213.1 million (12/31/2000: EUR 225.6 million) were of long-term nature. EUR 192.4 million (12/31/2000: EUR 216.5 million) of this amount related to long-term bank debt, which included EUR 38.2 million (12/31/2000: EUR 38.2 million) of short-term revolving bank debt classified as long-term. Furthermore, there were credit lines available totaling EUR 145.9 million.

Stockholders' equity increased from EUR 520.2 million to EUR 523.5 million during the 2001 financial year. This change is principally due to the increased income, put together with certain items such as the repurchased shares and dividends paid by Mayr-Melnhof Karton AG for the 2000 financial year.

Total resources available to the Group, which include liquid resources and marketable securities ("available for sale"), increased to EUR 247.0 million (12/31/2000: EUR 235.9 million) during 2001. Net debt, as the balance of interest-bearing liabilities and resources available, amounted to EUR -33.9 million (12/31/2000: EUR -10.3 million).

Cash Flow Development

Consolidated Statements of Cash Flows (condensed version)

(in millions of EUR)	Year ended December 31, 2001	2000
Net cash provided by operating activities	179.7	117.5
Net cash used in investing activities	(68.1)	(25.3)
Net cash used in financing activities	(112.8)	(33.9)
Effect of exchange rate changes	0.5	0.2
Net increase in cash and cash equivalents	(0.7)	58.5
Cash and cash equivalents at the end of the year	166.6	167.4
Available-for-sale securities	80.4	68.5
Total resources available to the Group	247.0	235.9

Cash flow from operating activities amounted to EUR 179.7 million in 2001 (2000: EUR 117.5 million). The increase over the previous year is primarily due to a reduction in inventories and a higher net income.

At EUR –68.1 million, **cash flow from investing activities** was well above the 2000 level (EUR –25.3 million). This can be primarily attributed to lower acquisition payments for tangible and intangible fixed assets totaling EUR 60.2 million (2000: EUR 72.0 million) as well as a net outflow of funds resulting from acquisitions and disposals of businesses during 2001 in the amount of EUR 14.0 million (2000: EUR –7.8 million). Proceeds from the disposal of tangible and intangible assets decreased to EUR 6.4 million (2000: EUR 37.8 million).

Investments

The focus of investments in the Cartonboard Division involved technological improvements of board machine III at the Količevo mill as well as implementing new cutting systems in Frohnleiten, Eerbeek, Deisswil and Neuss. A total of EUR 42.6 million (2000: EUR 45.4 million) was invested in the Cartonboard Division in 2001, accounting for approximately 71 % of the Group's investments. Investments in the Packaging Division, which totaled EUR 17.6 million (2000: EUR 26.6 million), focused on the installation of new printing and cutting & creasing machines at several sites.

The Mayr-Melnhof Group's long-term investment policy is to invest 50 % of cash earnings.

All acquisitions were financed from current cash flow.

The increase in the **cash flow from financing activities** from EUR –33.9 million to EUR –112.8 million can be primarily attributed to the share repurchase program as well as an increased net repayment of liabilities to financial institutions.

Share Repurchase Program

Following the authorizations of the sixth and seventh annual Shareholders' Meetings, 952,134 bearer shares of Mayr-Melnhof Karton AG were repurchased via the Vienna Stock Exchange by December 31, 2001. This corresponds to 7.93 % of the Group's capital stock and a total cost of EUR 51.4 million. The purpose of the repurchase program is to allow a possibility of utilizing own stock in acquiring shareholdings as well as the stabilization of the share price.

Cash flow from operating activities and available lines of credit adequately cover the financing requirements of working capital, investments, dividends and share repurchases as well as other foreseeable financing needs.

5. Further Information

5.1. Personnel

On December 31, 2001, a total of 5,419 people were employed by the Mayr-Melnhof Group (12/31/2000: 4,961). Of these, 2,453 (12/31/2000: 2,181) were employed in the Cartonboard Division and 2,966 (12/31/2000: 2,780) in the Packaging Division. The increase in comparison with the previous year results exclusively from acquisitions.

5.2. Research and Development

The cartonboard and folding carton products of the Mayr-Melnhof Group are in conformity with cutting edge technological standards. Therefore, the Group's research activities are concentrated on the continuous optimization of both products and production processes as well as the opening of new applications and service areas by means of innovative product and service concepts.

In the Cartonboard Division, activities in relation to product quality and consistency as well as product safety contribute to the continuous improvement of cartonboard qualities. As a result, recycled cartonboard can now be used for alternative applications which were formerly limited to virgin fiber cartonboard. In addition, R&D contributes to the improvement of productivity through constant optimization of processes and procedures. The active participation of Mayr-Melnhof in European standardization committees allows the Group to adapt at an early stage to future demands made on cartonboard as a packaging material.

The Cartonboard Division's innovative activities during 2001 related primarily to improvements in surface quality, water vapor resistance and the development of new barrier cartonboards. The preliminary work for the introduction of HACCP (Hazard Analysis and Critical Control Points) was further intensified so that an initial certification according to this high food industry standard can be expected for 2002.

The Cartonboard Division's R&D activities are organized through the central laboratory at the Frohnleiten plant, which is also responsible for project-related cooperation with universities and other research institutions.

The R&D activities of the Packaging Division are focused on offering customers innovative packaging solutions which enable a clear distinction of their products from those of the competition. The range of R&D therefore extends from the original packaging idea and its manufacture to the design of innovative packaging solutions. In line with the trend towards more complex packaging, which, by way of including games, CDs, etc., provides additional customer incentives, developments with regard to applications (e.g. surface finishing, integration of objects) were further advanced in 2001. Shaped packaging, individualization and multipacks as well as the application of digital printing with regard to the development of creative packaging constituted further key areas.

In order to increase customer cooperation in R&D, several competence centers will be installed within the Packaging Division.

6. Supplementary Report

As of May 14, 2002, the Mayr-Melnhof Karton AG Management Board will be made up as follows:

Wilhelm Hörmanseder

Chairman of the Management Board

Andreas Blaschke

Member of the Management Board

Herbert Noichl

Member of the Management Board

Franz Rappold

Member of the Management Board

7. Risk

As an internationally active industrial enterprise, the Mayr-Melnhof Group is exposed to a wide range of business risk. Above all, this includes fluctuations in demand, changes in raw material prices, exchange rate fluctuations and interest rate changes. Management seeks to avoid certain risks by taking internal measures. In line with common industry practice some basic risks are covered by insurance.

The developments of the individual facilities are recorded in a detailed Mayr-Melnhof AG planning, information and control system, and are quickly brought to the attention of the Management Board and Supervisory Board. Targets are regularly checked and any necessary countermeasures taken.

Raw Materials and Energy

The Mayr-Melnhof Group is subject to the risk of price changes in raw materials, particularly fibers, coating chemicals and energy.

Compared over a longer period of time, the prices for these goods are highly volatile due to rapidly changing market conditions. In response to these changes, Mayr-Melnhof attempts to adapt sales prices accordingly. To some extent, security measures in the form of stock management and long-term supply agreements allow the Group to cushion the effects of waste paper and electricity price fluctuations.

A part of the electrical power for operating the cartonboard plants is generated in the Group's own power plants, which are either gas or oil fuelled. The energy required with regard to the production of folding cartons is purchased from external suppliers.

Financial Risk

A small part of business outside the Euro-zone is exposed to currency risk. As a result, derivative financial instruments are used to reduce this risk as required. Financial instruments are not generally held or issued for speculative purposes.

The Group is able to meet its liabilities through an adequate amount of liquid resources and financing facilities. Cash pools provide a possibility to keep financing costs low as well as to favorably invest and optimally manage liquidity within the Group and with financial institutions.

Exchange Rates

The Group utilizes foreign forward and option contracts in order to reduce the risk of exchange rate fluctuations in connection with future cash flows arising from international business transactions. The majority of the derivative contracts concern the GBP and CHF.

Rates of Interest

Mayr-Melnhof minimizes the risk of changes in interest rates through a combination of fixed and variable interest rates. The Group's bank debt is primarily composed of long-term debt with a portion containing variable interest rates. The Company utilizes interest rate swaps in order to optimize the relationship between fixed and variable interest bearing capital.

8. Outlook for the Year 2002

This outlook refers to Management's opinion as of March 21, 2002 and does not contain any effects of possible acquisitions, divestments or other structural changes within the year 2002. All preceding and following forward-looking statements are subject to both known and unknown risks, as well as uncertainty factors, with the possibility that actual results may differ from statements made herein.

Economic Development

According to current forecasts, the weak economic situation in Western Europe is expected to continue. Optimists anticipate an improvement during the second half of the year, while others predict no signs of a recovery in the major economic regions for the entire year. Economic expectations for Eastern Europe, with uncertainty surrounding Poland, remain positive.

Industry

Apart from the development in the economic environment the existing overcapacities will significantly influence the European cartonboard industry in 2002. However, due to the satisfactory demand on the European folding carton market a more or less stable demand situation is likely to continue in 2002.

Stemming from high competitive pressures, the process of consolidation will continue in both the cartonboard and folding carton sectors. Mayr-Melnhof plans to participate in this process of consolidation by making acquisitions in both segments, and to further improve its competitive position through rationalization and cost reduction programs.

Operating Segments

Cartonboard Division

At best, sales volume in Western and Eastern Europe will remain at the previous year's level in the first half of 2002. Improvements in comparison with 2001 do not seem likely until the second half of the year. Overall, we only expect a slight increase in sales volume compared with the previous year.

Due to the cartonboard overcapacities in Western Europe and the forecasted sales situation, the adjustment of production to demand by selectively taking downtime will again arise in 2002.

From a current perspective, the prices for waste paper, which is the most important raw material for the production of recycled cartonboard, are expected to remain stable during the first half of the year. An increase in raw materials prices during the second half of the year appears probable due to rising waste paper consumption resulting from capacity increases in newsprint and base paper for corrugated board.

As long as raw material costs remain unchanged, the goal of keeping European cartonboard prices will be further pursued.

Packaging Division

Compared with the previous year, a slight growth in the Packaging Division's volume of business is anticipated, principally resulting from the acquisition of the Schilling special packaging plant.

The foremost objective for 2002 is to increase the Division's operating profit through the targeted optimization and specialization of all sites as well as tight cost management.

Investments

Due to the overcapacities existing on the European cartonboard market, investments in the Cartonboard Division will be lower than in the previous year. The largest investment project planned for 2002 is the modernization of the cartonboard machine II at Frohnleiten during the second half of the year.

Investments in the Packaging Division focus on the utilization of the latest know-how and state-of-the-art technology with the overall aim of further increasing the Division's competitiveness and cost efficiency.

Development of Results

In view of the economic and industry specific expectations, we currently expect the Groups' interim results for the first half year of 2002 to fall below the previous year's amount.

Vienna, March 21, 2002
The Management Board

Michael Gröller Wilhelm Hörmanseder

professional

personal

In accordance with our leadership principle, we provide excellent services based on best practice in all Divisions.

Therefore, the Group emphasizes the role of the individual, thus creating an environment in which potential can be developed.







Human Resources

The expertise and commitment of our employees set the foundation for our company's success. As a result, Mayr-Melnhof's human resources activities aim to maintain the high level of know-how and motivation of its employees through continuous training and retraining as well as target-oriented incentive schemes.

The Group's refresher training and retraining programs focus on the demands and requirements of both customers and technologies as well as the definition and conveyance of corporate values and targets. In 2001, emphasis was again placed upon the efficient and customer-oriented use of state-of-the-art information systems.

The integration of employees into international projects is strategically key to our personnel development activities. Through this, we are able to ensure cross-border cooperation and the transfer of know-how and best practice principles within the Group while simultaneously creating a highly qualified pool of employees and executive managers as the basis for further expansion and integration of the Group's new acquisitions.

Future planning at Mayr-Melnhof includes the training of young people in a variety of apprenticeships, a theme which has been of great importance for many years. As of the end of 2001, 149 apprentices were trained at the Mayr-Melnhof Group.

Health and safety to a large extent determine the level at which our employees perform. Therefore, Mayr-Melnhof regularly invests in a wide range of preventive measures, such as in-house medical care, workplace evaluations and training sessions, all of which are aimed at keeping the Group's employees "fit" for the future.

Management compensation is performance-based which contributes to an increase in corporate value. The variable proportion of income is dependent upon achieving individual targets and in some cases exceeds 50 % of an executive's total income.

In accordance with the principles of a decentralized organizational structure, we are shifting the cost and performance responsibilities to the smallest feasible area, thus creating an environment suitable for the development of further potential.

We attempt to fill key positions with employees from within the Company. In order to attract qualified applicants, external job descriptions have also been published on the Internet at http://www.mayr-melnhof.com/jobangebote.

Development in Workforce Figures

As of December 31, 2001, 5,419 employees were employed within the Mayr-Melnhof Group. This increase in comparison with the previous year (December 31, 2000: 4,961) primarily results from the acquisition of businesses. The proportion of employees working outside of Austria was 73.9 %. The number of employees in Austria remained nearly constant at 1,415.

Employees by region



EU (excl. Austria) 57 %
Austria 26 %
Eastern Europe 11 %
Other 6 %

Employees by Division



1997
1998
1999
2000
2001
0
2,000
4,000
6,000
Cartonboard
Packaging

40.1 % of Value-added for Employees

During 2001, approximately 40.1 % of the net value-added of EUR 363.7 million was allocated to employees in the form of net wages and salaries. In addition, EUR 33.7 million can be attributed to the payment of income tax. A further 17.4 % of the net value-added (EUR 63.3 million) went towards social security contributions.

A Word of Thanks to all Employees

The Management Board would like to take this opportunity to thank all employees for their tremendous personal commitment and considerable efforts which have enabled us to achieve such an excellent result in 2001. The Board is also grateful to the employee representatives for their constructive and trustworthy collaboration.

Environmental Report

Within the core business of the Mayr-Melnhof Group, i.e. the production and processing of cartonboard, the environmental protection principles of recyclability and sustainability are observed in their entirety. The manufacture of cartonboard and folding carton products is primarily based on the utilization of renewable raw materials, and the products are recycled to an increasing extent.

It is one of Mayr-Melnhof's fundamental principles that production processes should be continuously optimized in order to take into account not only economic factors, but also ecological ones. For this reason, a large part of our cartonboard production has already been integrated into environmental management systems, guaranteeing the continuous implementation of environmental programs customized to individual production facilities. In addition, ISO 9001/9002 quality certifications and their associated audits are standard practice for the entire Group.

Because of the fact that Mayr-Melnhof's Cartonboard Division has retained its position as "best in business" in many environmentally relevant areas for years, current activities are concentrated on specific optimization efforts at individual facilities and the initiation of preventive measures. The Packaging Division's continued investment in state-of-the-art production technology ensures the ongoing improvement of environmentally relevant issues.

Environmental Protection in the Year 2001

(key projects in the Cartonboard Division):

Water:

The **expansion of biological wastewater treatment plants** led to the following future-oriented measures:

- Construction of the extension to the biological wastewater treatment plant at Frohnleiten was commenced. After full biological purification, the wastewater has well-water quality.
- The planning work for the biological high rate stage at Baiersbronn was completed.

Further **reduction of specific water consumption** in Količevo. Following the takeover by Mayr-Melnhof the mill was able to reduce its specific water consumption by 60 % in 1998. By 2001, a further reduction of 10 % was achieved.

Energy and exhaust Air:

As energy efficiencies have been increased, **specific emission values** of all mills with respect to both CO_2 and NO_X were **further reduced**.

- Reduction of specific energy requirements of board machine II in Količevo by 20 % through production optimization and modified aggregates.

- Reduction of nitric oxides following the installation of a catalyst system at the Deisswil mill.

Kyoto - Climate Protection

The impending ratification of the Kyoto protocol by a qualified majority of countries obliges signatory countries to reduce emissions of greenhouse gases to 1990 levels. In view of the fact that European countries have committed themselves to significantly different reduction potentials, a substantial competitive distortion within Europe caused by dissimilar requirements and possible sanctions appears likely from a current perspective if there is no further political intervention. Companies such as Mayr-Melnhof, which had already achieved major reductions in emissions prior to 1990 and whose production levels have considerably increased in the meantime, would be particularly affected by these developments.

Environmental Audits (ISO14.001/EMAS) planned for 2002:

- Recertification at Hirschwang - February 2002
- Recertification at Deisswil - April 2002
- Recertification at Frohnleiten - Autumn of 2002
- Preparation for initial certification at Količevo

Detailed information regarding environmental protection is provided in the environmental statements of Frohnleiten, Hirschwang, Deisswil and Eerbeek and can be obtained at investor.relations@mm-karton.com or by calling (+43) 1 50 136-1180.

E-commerce

Efficiency improvements and process streamlining through e-commerce solutions are slowly starting to establish themselves in the "Old Economy", although in the cartonboard industry as a whole only little progress has been made. Activities were primarily concentrated on a number of producer independent B2B platforms. However, in the area of information exchange, a very different development has evolved as a number of innovative approaches have been pursued, at the head of which is the **Mayr-Melnhof Community.**

Integration is the basis of Mayr-Melnhof's e-commerce activities. Therefore, the Cartonboard Division established a comprehensive technical and organizational network which comprises all of the Division's departments and cross-links the entire range of internal processes – from purchase order processing to accounting.

At **www.mm-community.com**, the MM-Community provides our customers with up-to-date information concerning all of the relevant processes. Thanks to the web-based exchange of information with our customers it has become possible to significantly streamline processes and optimize procedures within the value-added chain (production, warehousing, transportation, etc.). The Cartonboard Division offers this service free of charge, thereby seeking to intensify cooperation with our customers and strengthening their loyalty through the provision of innovative services.

In 2001, customer presentations were organized in various countries throughout Europe. Because only one-third of the potential has been utilized, we will increasingly promote this service to our cartonboard customers in the first half of 2002.

Despite the fact that our customers use the existing information to a various extent, it is foreseeable that the degree of utilization will significantly increase over the next few years. During 2002, communication, particularly in the areas of transportation/logistics, but also with regard to planning and disposition, is to be handled primarily on a paperless basis.

Starting with selected stock lots, it is expected that cartonboard sales via the MM-Community will commence at the beginning of 2003.

In the folding carton sector, the portals of international producers of consumer goods such as CPGmarket.com or Transora.com, have led to the introduction of new standards and organizational forms through web-based communication between suppliers and multinational customers. Thus, Mayr-Melnhof Packaging already processes a large part of its international tenders electronically.

Due to the complex nature of the folding carton product, sales via electronic marketplaces has not become common practice.

customer-oriented innovative

Our primary target is to always offer our customers best products and service.

As a result of intensive customer contacts and close cooperation between the employees in R&D, marketing, production and information technology departments, we are able to recognize trends at an early stage and introduce innovations to the market without delay, thus generating significant benefits for our customers.


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Contents

The financial statements of Mayr-Melnhof Karton Aktiengesellschaft prepared in accordance with Austrian GAAP were audited together with the management report by Unitreu Wirtschaftstreuhandgesellschaft m.b.H., Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, Vienna, and were approved without qualification. The financial statements have been submitted to the registrar of companies at the Vienna commercial court under registration number 81906a and will be published in the "Amtsblatt zur Wiener Zeitung" (Official Federal Gazette).

Report of Independent Auditors

To the Management Board, the Supervisory Board and the Shareholders of Mayr-Melnhof Karton AG, Vienna, Austria.

We have audited the accompanying consolidated balance sheets of Mayr-Melnhof Karton AG and subsidiaries ("Mayr-Melnhof") as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the two years in the period ended December 31, 2001. The preparation and content of the financial statements are the responsibility of Mayr-Melnhof's management (Management Board of Mayr-Melnhof Karton AG). Our responsibility is to express an opinion on these financial statements based on our audits. The financial data of certain of Mayr- Melnhof's international subsidiaries were audited by other auditors whose reports have been furnished to us. Our opinion, insofar as it relates to these international subsidiaries, is based solely on the other auditors' unqualified opinions.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as well as in accordance with the professional auditing standards in Austria. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In 2001 and 2000, Mayr-Melnhof accounted for the joint ventures disclosed in Note 2 in accordance with the proportionate method of consolidation as is permitted under the Seventh Directive of the European Community and the Standards of the International Accounting Standards Committee. In our opinion, accounting principles generally accepted in the United States of America require that such joint ventures be accounted for using the equity method of accounting. Nevertheless, the use of the proportionate method of consolidation does not have any effect on the net income or equity of the Group.

In our opinion, based on our audits and the reports of the other auditors, except for the use of the proportionate method of accounting, as discussed in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mayr-Melnhof Karton AG and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America.

Under Austrian law, it is required that an audit of the Management's Discussion and Analysis be conducted and that it is certified whether the exemption from preparing consolidated financial statements according to Austrian law is in compliance with legal requirements.

We confirm that the Management's Discussion and Analysis is presented in accordance with the consolidated financial statements and further certify that the legal requirements regarding the exemption from preparing consolidated financial statements according to Austrian law have been satisfied.

Vienna, March 22, 2002

UNITREU Wirtschaftstreuhandgesellschaft m.b.H.
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Mag. Christian Pajer   Mag. Werner Leiter

Wirtschaftsprüfer

Consolidated Statements of Income

(all amounts in thousands of EUR except share and per share data)	Note	Year ended December 31, 2001	2000
Sales		1,122,894.0	1,078,252.8
Cost of sales		(824,686.4)	(808,432.3)
Gross margin		298,207.6	269,820.5
Selling, general and administrative expenses		(189,072.9)	(180,420.7)
Other operating income – net	(4)	11,085.3	14,764.5
Operating profit		120,220.0	104,164.3
Interest income		11,735.1	9,479.4
Interest expense		(13,291.2)	(12,904.1)
Equity income (loss) – net		3,574.4	(1,818.1)
Other – net	(5)	1,054.1	290.5
Income before income taxes and minority interests		123,292.4	99,212.0
Income taxes	(6)	(44,204.1)	(31,031.0)
Income before minority interests		79,088.3	68,181.0
Minority interests		(1,167.7)	(1,500.1)
Net income		77,920.6	66,680.9
Basic average number of shares outstanding (in thousands)		11,700.8	12,000.0
Basic earnings per share		6.66	5.56
Diluted average number of shares outstanding (in thousands)		11,701.3	12,000.0
Diluted earnings per share		6.66	5.56

The accompanying notes are an integral part of these financial statements.

Consolidated Balance Sheets

ASSETS (all amounts in thousands of EUR)	Note	December 31, 2001	2000
Current			
Cash and cash equivalents		166,639.6	167,358.4
Marketable securities	(10)	92.3	92.3
Trade accounts receivable, net of allowances for doubtful accounts of EUR 3,636.0 and EUR 2,210.3 in 2001 and 2000, respectively	(7)	144,957.6	132,237.1
Inventories	(8)	130,129.2	136,639.7
Prepaid expenses and other current assets	(9)	50,086.1	44,064.8
Deferred income taxes	(6)	6,716.3	5,371.8
Total current assets		498,621.1	485,764.1
Investments and long-term financial assets, including equity method investments of EUR 6,420.2 and EUR 5,210.3 in 2001 and 2000, respectively	(10),(11)	94,996.8	100,216.7
Property, plant and equipment - net	(11)	441,742.3	414,033.4
Deferred income taxes	(6)	593.9	7,799.7
Intangible assets - net	(11)	23,835.2	29,786.7
Prepaid pension cost	(17)	16,123.8	12,883.6
Total assets		1,075,913.1	1,050,484.2

LIABILITIES AND STOCKHOLDERS' EQUITY (all amounts in thousands of EUR)	Note	2001	2000
Current			
Trade liabilities	(12)	86,166.3	81,518.0
Accrued expenses and other liabilities	(13)	113,001.1	92,145.6
Deferred income		291.6	366.6
Deferred income taxes	(6)	1,533.5	1,482.5
Short-term borrowings	(14)	20,689.4	9,159.9
Current portion of long-term bank debt	(15)	67,744.6	69,134.4
Current portion of obligations under capital leases	(16)	345.1	566.4
Provisions for income taxes		25,415.1	25,594.4
Total current liabilities		315,186.7	279,967.8
Long-term debt	(15)	124,705.0	147,341.7
Obligations under capital leases	(16)	7,293.4	776.9
Other long-term liabilities	(17)	54,301.3	49,993.3
Deferred income taxes	(6)	47,160.2	48,800.1
Minority interests		3,728.9	3,435.0
Capital stock (authorized and issued 12,000,000 no-par value shares)		87,240.0	87,240.0
Additional paid-in capital		170,479.4	186,747.0
Retained earnings		317,463.3	246,771.5
Accumulated other comprehensive loss		(294.5)	(589.1)
Treasury stock at cost (952,134 shares)		(51,350.6)	0.0
Stockholders' equity	(19)	523,537.6	520,169.4
Total liabilities and stockholders' equity		1,075,913.1	1,050,484.2

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Stockholders' Equity

(all amounts in thousands of EUR except per share data)	Capital stock	Additional paid-in capital	Retained earnings
Balance at January 1, 2000	87,240.0	186,747.0	198,690.6
Comprehensive income:			
Net income			66,680.9
Other comprehensive income (loss)			
Total comprehensive income			
Dividend (EUR 1.55 per share)			(18,600.0)
Balance at December 31, 2000	87,240.0	186,747.0	246,771.5
Comprehensive income:			
Net income			77,920.6
Other comprehensive income (loss)			
Total comprehensive income			
Reclassification		(12,353.6)	12,353.6
Dividend (EUR 1.65 per share)			(19,582.4)
Cash settlement of stock options		(3,914.0)	
Purchase of treasury stock			
Balance at December 31, 2001	87,240.0	170,479.4	317,463.3

The accompanying notes are an integral part of these financial statements.

Accumulated other comprehensive income						
Unrealized gains (losses) on available-for-sale securities	Minimum pension liability	Gains on intercompany foreign exchange transactions of long-term investment nature	Foreign currency translation adjustment	Total	Treasury stock at cost	Total stockholders' equity
539.0	(286.3)	655.0	994.2	1,901.9	0.0	474,579.5
						66,680.9
(303.8)	(249.4)	834.0	(2,771.8)	(2,491.0)		(2,491.0)
						64,189.9
						(18,600.0)
235.2	(535.7)	1,489.0	(1,777.6)	(589.1)	0.0	520,169.4
						77,920.6
200.5	(474.0)	325.5	242.6	294.6		294.6
						78,215.2
						0.0
						(19,582.4)
						(3,914.0)
					(51,350.6)	(51,350.6)
435.7	(1,009.7)	1,814.5	(1,535.0)	(294.5)	(51,350.6)	523,537.6

Consolidated Statements of Cash Flows

(all amounts in thousands of EUR)	Note	Year ended December 31, 2001	2000
Cash flow from operating activities:			
Net income		77,920.6	66,680.9
Adjustments to reconcile net income to net cash provided by operating activities:			
Deferred income taxes		4,369.2	6,706.9
Depreciation and amortization		76,191.6	69,945.2
Gains from disposals of property, plant and equipment and intangibles		(2,897.9)	(8,483.7)
Gains from disposals of businesses		(6,784.1)	(1,573.8)
Minority interests		1,167.7	1,500.1
Other		514.1	159.2
Net change in operating assets and liabilities	(20)	29,192.3	(17,385.4)
Net cash provided by operating activities		179,673.5	117,549.4
Cash flow from investing activities:			
Proceeds from disposals of property, plant and equipment and intangibles		6,359.2	37,812.8
Purchases of property, plant and equipment and intangibles		(60,194.9)	(72,031.1)
Acquisitions of businesses and investments, net of cash of acquired companies		(26,736.5)	(4,183.0)
Proceeds from disposals of businesses and investments, net of cash of disposed companies		12,497.1	13,083.4
Net cash used in investing activities		(68,075.1)	(25,317.9)
Cash flow from financing activities:			
Issuances of debt		6,193.2	25,656.7
Repayments of debt		(47,270.7)	(40,283.2)
Purchase of treasury stock		(51,350.6)	0.0
Dividends paid		(19,582.4)	(18,600.0)
Dividends paid to minority shareholders		(806.6)	(681.5)
Net cash used in financing activities		(112,817.1)	(33,908.0)
Effect of exchange rate changes on cash and cash equivalents		499.9	128.7
Net increase in cash and cash equivalents		(718.8)	58,452.2
Cash and cash equivalents at the beginning of the year		167,358.4	108,906.2
Cash and cash equivalents at the end of the year		166,639.6	167,358.4

The accompanying notes are an integral part of these financial statements.

Notes to the Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

General

Mayr-Melnhof Karton AG and subsidiaries ("the Group") is primarily engaged in manufacturing and selling cartonboard and folding cartons within Europe. The Group operates two principal segments, the Cartonboard Division and the Packaging Division. The Cartonboard Division manufactures and markets numerous grades of cartonboard, concentrating on coated cartonboard produced principally from recycled fiber. The Packaging Division converts cartonboard into industrial printed folding cartons primarily for food (e.g. cereals, dried foods, sugar, confectionery and baked goods) and other consumer goods (e.g. cosmetics and toiletries, detergents, domestic appliances, cigarettes, toys) industries. Approximately 60% of the Packaging Division's cartonboard requirements are supplied by the Cartonboard Division. The Group is headquartered in Vienna, Austria.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Mayr-Melnhof Karton AG ("the Company") and all wholly- and majority- owned subsidiaries, except where control is temporary or does not rest with the Company. Minority interest represents minority shareholders' proportionate share of the equity and earnings in several majority-owned subsidiaries. For investments in joint ventures, the Group uses the proportionate method of consolidation (see Note 2). Investments in companies in which Mayr-Melnhof Karton AG has the ability to exercise significant influence over operating and financial policies, generally where the Group holds at least a 20% and not more than a 50% voting ownership interest, are accounted for under the equity method. Investments in companies in which less than a significant influence is maintained are accounted for at cost or fair value, as appropriate. All effects of intercompany transactions have been eliminated.

There are no further liabilities or claims with third parties other than those which have been recorded in the financial statements and notes to the financial statements.

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), except for the use of the proportionate method of consolidation to account for certain joint ventures (see Note 2). The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

All amounts herein except share data and per share amounts are shown in thousands of Euro unless otherwise noted.

Foreign Currency Translation

The assets and liabilities of foreign subsidiaries where the functional currency is other than the Euro are translated into Euro using exchange rates in effect at the balance sheet date. Revenues and expense are translated using average exchange rates for the year. Differences arising from the translation of assets and liabilities in comparison with the previous periods are included as a separate component of stockholders' equity. Transaction gains and losses resulting from foreign currency transactions are included in the results from operations as incurred.

The assets and liabilities of a foreign subsidiary operating in a highly inflationary economy have been remeasured into Euro on the basis of period-end rates for monetary balance sheet items and at historical rates for non-monetary items, resulting in translation gains and losses being recognized in the results from operations. Furthermore, depreciation and gains and losses from disposal of non-monetary assets are determined using historical rates.

The exchange rates of the significant currencies of non-Euro participating countries used in preparation of the consolidated financial statements were as follows:

Currency:		Exchange rate at **December 31, 2001** 1 EUR =	Exchange rate at December 31, 2000 1 EUR =	Annual average exchange rate **2001** 1 EUR =	Annual average exchange rate 2000 1 EUR =
Czech Republic	CZK	31.96	35.05	34.01	35.58
Great Britain	GBP	0.61	0.62	0.62	0.61
Hungary	HUF	245.18	265.00	256.57	260.10
Poland	PLN	3.50	3.85	3.65	4.01
Slovenia	SIT	218.84	213.54	217.69	206.44
Switzerland	CHF	1.48	1.52	1.51	1.56

Revenue Recognition

The Group recognizes revenue when persuasive evidence of an arrangement exists, products are shipped to customers, the price of the transaction is fixed and determinable, and collectibility is reasonably assured. Revenues are recorded net of discounts, sales incentives, customer bonuses and rebates granted. Provisions for estimated costs related to product warranty and returns are made at the time the related sale is recorded. Shipping and handling costs amounting to thous. EUR 77,222.3 (2000: thous. EUR 74,664.0) are recorded as selling expense.

Earnings Per Share

Earnings per share is computed in accordance with Financial Accounting Standard No. 128 ("FAS 128"), "Earnings per Share". FAS 128 requires computing and disclosing both basic and diluted earnings per share. Basic earnings per share is calculated by dividing net income by the weighted average number of shares outstanding during the period. Diluted earnings per share is calculated by adjusting outstanding shares, assuming conversion of all potentially dilutive stock options. At December 31, 2000, the average closing market price of Mayr-Melnhof Karton AG shares was below the exercise price of the stock options. Therefore, the shares to compensate for the outstanding options were excluded from the calculation of diluted earnings per share. At December 31, 2001, the average closing market price of Mayr-Melnhof Karton AG shares was above the exercise price of the stock options. Therefore, the shares to compensate for the outstanding options at year-end were included in the calculation of the diluted earnings per share. In numerical terms, there was no dilutive effect on earnings per share in comparison with basic earnings per share.

Cash and Cash Equivalents

The Group considers all highly liquid assets with original maturities of three months or less at the date of purchase to be cash equivalents. The fair value of cash and cash equivalents approximates the amount included in the financial statements.

Concentration of Financial Risk

Financial instruments, which potentially subject the Group to concentrations of financial risk, are primarily cash equivalents, securities and trade accounts receivable. It is Group practice to place its cash and cash equivalents and investments in high quality securities with various investment institutions. The Group's trade accounts receivable are generated from a broad and diverse group of customers. The majority of the Group's trade accounts receivable are concentrated in subsidiaries domiciled in Germany and Austria. The Group monitors its financial risk in connection with customer bad debt through continual credit rating assessments. In addition, the Group maintains insurance to cover the uncollectibility of certain receivables as well as an allowance for losses based upon the expected collectibility of all trade accounts receivable.

Derivative Financial Instruments

The Group adopted the provisions of Financial Accounting Standard No. 133 ("FAS 133"), "Accounting for Derivative Investments and Hedging Activities", as amended, on January 1, 2001. This statement, as amended, requires the recognition of all derivatives in the statement of financial position and measurement of those instruments at fair values. The gains or losses resulting from changes in the fair value of derivative instruments will either be recognized in net income or in other comprehensive income (Note 10), depending on the intended use of the derivative and the resulting designation.

Inventories

Inventories are valued at the lower of cost or market, with cost determined on an average basis. Work in process and finished goods inventories include material, labor and manufacturing overhead costs. Reserves for slow moving and obsolete inventories are established based on the passage of time and historical and projected sales activity.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. For financial reporting purposes, depreciation expense is recognized using the straight-line method over the following estimated useful lives:

Buildings	10–50	years
Technical equipment and machines	8–15	years
Other equipment, fixtures and fittings	4–10	years

It is the policy of the Group to capitalize renewals and leasehold improvements and to charge to expense the cost of current maintenance and repairs.

Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in purchase business combinations. Goodwill resulting from acquisitions that were completed before June 30, 2001, is capitalized and amortized on a straight-line basis primarily over 15 years. Intangible assets acquired, that are not deemed to have an indefinite life are amortized on a straight-line basis over their estimated useful lives ranging from 5 to 10 years. Goodwill acquired in business combinations after June 30, 2001, and indefinite lived intangible assets acquired after June 30, 2001, were not amortized in accordance with Financial Accounting Standard No. 142 ("FAS 142"), "Goodwill and Other Intangible Assets". In accordance with FAS 142, goodwill acquired in business combinations that were completed before June 30, 2001 and intangible assets with an indefinite useful life acquired before June 30, 2001, were amortized until December 31, 2001.

Long-Lived Assets

Long-lived assets to be held and used, including related goodwill, are reviewed for impairment in accordance with Financial Accounting Standard No. 121 ("FAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated undiscounted cash flows are less than the carrying amounts of the assets, an impairment exists and an impairment loss would be calculated and recorded. An impairment loss is calculated based on the excess of the carrying amount over the asset's fair value. Assets to be disposed of are measured at the lower of carrying amount or fair value less cost to sell. Fair value is determined based on current market value or discounted future cash flows.

Pensions and Other Post-Employment Benefits

The Group accounts for pensions and other post-employment benefits in accordance with Financial Accounting Standard No. 87 ("FAS 87"), "Employers' Accounting for Pensions". The benefit obligations are valued according to the actuarial projected benefit obligation method (Projected Unit Credit Method) including estimated future compensation levels.

Deferred Taxes

The Group accounts for taxes in accordance with Financial Accounting Standard No. 109 ("FAS 109"), "Accounting for Income Taxes", which requires the use of the liability method of accounting for income taxes. Under the liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable for future years to differences between financial statement and tax bases of existing assets and liabilities. Under FAS 109, the effect of tax rate changes on deferred taxes is recognized in the income tax provision in the period that includes the enactment date.

New Accounting Standards

In June 2001, the Financial Accounting Standards Board issued Financial Accounting Standard No. 141 ("FAS 141"), "Business Combinations" and Financial Accounting Standard No. 142 ("FAS 142"), "Goodwill and Other Intangible Assets". FAS 141 requires that all business combinations with a closing date after June 30, 2001, be accounted for by using the purchase method. FAS 142 requires that goodwill and intangible assets that have indefinite useful lives no longer be amortized but rather be tested at least annually for impairment. The Group applied the provisions of FAS 141 as of July 1, 2001, and there was no resulting effect on the acquisition in December 2001. The Group will apply FAS 142 as of January 1, 2002, the effective date.

In June 2001, the Financial Accounting Standards Board issued Financial Accounting Standard No. 143 ("FAS 143"), "Accounting for Asset Retirement Obligations", which modifies the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. FAS 143 is effective January 1, 2002.

In August 2001, the Financial Accounting Standards Board issued Financial Accounting Standard No. 144 ("FAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets". Under FAS 144 goodwill is no longer required to be allocated to long-lived assets when determining their carrying amounts. FAS 144 is effective January 1, 2002. Future effects resulting from the application of FAS 142, FAS 143 and FAS 144 have not yet been determined.

(2) Investments in Joint Ventures

The Group accounts for investments in five joint ventures and seven joint ventures under the proportionate method of consolidation at December 31, 2001 and 2000, respectively. During 2001, investments in the joint ventures Premium Packaging Tiefdruck Produktions-GmbH and Wall MM Gravure Krakow Sp.z o.o. were disposed of. Under US GAAP, the Group's investments in joint ventures are required to be accounted for using the equity method of accounting. The differences in accounting treatment between the proportionate and equity methods would not have affected stockholders' equity or net income of the Group.

Summarized consolidated financial information of the joint ventures for the years ended December 31, 2001 and 2000, is presented below. The amounts represent those used in the Group's consolidation, including goodwill.

Balance sheet information

	December 31,	
(in thousands of EUR)	**2001**	2000
Current assets	9,597.1	12,770.2
Non-current assets	4,015.9	12,877.4
Total assets	13,613.0	25,647.6
Current liabilities	6,703.5	10,521.7
Non-current liabilities	535.3	4,764.3
Minority interests	10.4	11.1
Stockholders' equity	6,363.8	10,350.5
Total liabilities and stockholders' equity	13,613.0	25,647.6

Statement of income information

	Year ended December 31,	
(in thousands of EUR)	**2001**	2000
Total revenues	38,128.9	39,924.1
Operating profit	2,382.3	2,703.7
Net income	2,797.5	2,600.2

Statement of cash flows information

(in thousands of EUR)	Year ended December 31, 2001	2000
Cash flows from:		
Operating activities	2,407.9	1,257.3
Investing activities	(1,812.7)	(2,496.3)
Financing activities	(1,161.4)	1,384.2
Effect of exchange rate changes on cash and cash equivalents	8.4	11.7
Net (decrease) increase in cash and cash equivalents	(557.8)	156.9
Cash and cash equivalents at the beginning of the year	1,147.1	990.2
Cash and cash equivalents at the end of the year	589.3	1,147.1

(3) Acquisitions and Dispositions

The acquisitions were accounted for under the purchase accounting method, therefore all assets acquired and liabilities assumed were recorded at fair value with the excess of the purchase price over the fair value of net assets acquired capitalized as goodwill. The Group's policy is to acquire companies in order to increase market share and/or to consolidate the business.

In May 2001, the Group acquired a 100% interest in the German cartonboard mill Gruber + Weber Karton GmbH & Co KG and Gruber + Weber Karton Beteiligungs-GmbH for thous. EUR 22,601.5 and assumed liabilities of thous. EUR 12,075.9. From May 1, 2001 on, the results of operations are included in the consolidated statements of income.

In June 2001, the Group acquired a 100% interest in the Swiss cartonboard mill Emil Christ AG for thous. EUR 4,000.0. From June 28, 2001 on, the results of operations are included in the consolidated statements of income. Due to the consolidation of the Swiss market the Group decided to close the mill, which was announced in August 2001. The liquidation process will be continued in 2002.

In December 2001, the Group acquired a 100% interest in the German folding carton producer Schilling GmbH & Co KG and Schilling VerwaltungsgmbH for thous. EUR 6,222.5. From December 1, 2001 on, the results of operations are included in the consolidated statements of income.

In June 2001, the Group sold Wall MM Gravure Krakow Sp.z o.o. and Premium Packaging Tiefdruck Produktions-GmbH for thous. EUR 10,464.9. These sales resulted in a pretax gain of thous. EUR 6,784.1, which is included in Other financial (losses) gains – net. Wall MM Gravure Krakow Sp.z o.o. and Premium Packaging Tiefdruck Produktions-GmbH sold cigarette packaging in Poland.

In July 2001, the Group announced the closure of Hermann Schött GmbH Offsetdruckerei. The closure of Hermann Schött GmbH Offsetdruckerei resulted in a thous. EUR 1,868.2 loss before taxes in 2001. The costs of terminating employees totaled thous. EUR 1,185.0. The Group expects that the closure will be completed in the first half of 2002.

During 2000, the Group acquired a 75% interest in Austria Cartón S.A., a Spanish trading company, for thous. EUR 327.1, the remaining 49% minority interest of Mayr-Melnhof Packaging France Seignelay S.A. for thous. EUR 1,939.6 and the remaining 25% minority interest in Mayr-Melnhof Nederland B.V. for thous. EUR 204.4. As these acquisitions were accounted for under the purchase accounting method, all assets acquired and liabilities assumed were recorded at fair value with the excess of the purchase price over the fair value of net assets acquired capitalized as goodwill.

During 2000, the Group closed Colthrop Board Mill Limited, Great Britain, in accordance with its July 2000 plan. The closure of Colthrop Board Mill Limited resulted in a thous. EUR 550.4 loss before taxes as the gains from the disposal of property and equipment of thous. EUR 4,064.9 were offset by the costs of terminating employees of thous. EUR 4,615.3.

During 2000, the Group sold Holz GmbH, Preiß GmbH, Mayr-Melnhof Recycling Holding United Kingdom Limited and Mayr-Melnhof Recycling United Kingdom Limited for thous. EUR 10,297.1. These sales resulted in a pretax gain of thous. EUR 1,573.8. Holz GmbH and Preiß GmbH collect, sort, and sell primarily wastepaper in Germany. Mayr-Melnhof Recycling United Kingdom Limited collects, sorts, and sells primarily wastepaper in the United Kingdom.

(4) Other Operating Income – net

(in thousands of EUR)	Year ended December 31, 2001	2000
Gains from sale of property, plant and equipment and intangibles – net	2,897.9	8,483.7
Insurance claims	1,016.4	1,183.7
Rental income	869.7	1,359.7
Other income – net	6,301.3	3,737.4
Other operating income – net	11,085.3	14,764.5

(5) Other - net

(in thousands of EUR)	Year ended December 31, 2001	2000
Foreign currency exchange gains (losses) – net	1,985.1	(1,281.5)
Other financial (losses) gains – net	(931.0)	1,572.0
Other – net	1,054.1	290.5

(6) Income Taxes

The components of income before income taxes and minority interests by taxing jurisdiction were as follows:

(in thousands of EUR)	Year ended December 31, 2001	2000
Income before income taxes and minority interests		
Austria	59,817.8	45,574.6
Non-Austria	63,474.6	53,637.4
Total	123,292.4	99,212.0

Income tax expense consists of the following:

(in thousands of EUR)	Year ended December 31, Austria	Non-Austria	Total
2001:			
Current	18,588.1	21,246.8	39,834.9
Deferred benefit (excluding loss carryforwards)	3,159.8	2,404.8	5,564.6
Benefits of operating loss carryforwards	(627.4)	(568.0)	(1,195.4)
Total income tax expense	21,120.5	23,083.6	44,204.1
2000:			
Current	13,434.2	10,636.0	24,070.2
Deferred benefit (excluding loss carryforwards)	1,522.4	2,729.2	4,251.6
Use of operating loss carryforwards	0.0	2,709.2	2,709.2
Total income tax expense	14,956.6	16,074.4	31,031.0

Cash paid for income taxes amounted to thous. EUR 33,435.4 and thous. EUR 10,769.9 in 2001 and 2000, respectively. A reconciliation of the Austrian statutory federal tax rate and effective tax rate is as follows:

	December 31, **2001**	2000
Expense at statutory Austrian federal tax rate	34.00%	34.00%
Earnings in jurisdictions taxed at rates different from the statutory Austrian federal tax rate	0.67%	0.28%
Tax exempt sale of land and investments	(0.85)%	(6.82)%
Non-tax deductible (income) expense – net	(0.28)%	0.28%
Valuation allowance	0.39%	2.05%
Other – net	1.92%	1.49%
Total	35.85%	31.28%

In the financial statements deferred tax assets and liabilities are netted out according to tax jurisdictions and maturities as follows:

(in thousands of EUR)	December 31, 2001	2000
Deferred tax assets – current	6,716.3	5,371.8
Deferred tax assets – non-current	593.9	7,799.7
Deferred tax liabilities – current	(1,533.5)	(1,482.5)
Deferred tax liabilities – non-current	(47,160.2)	(48,800.1)
Net deferred tax liability	(41,383.5)	(37,111.1)

The tax effects of temporary differences and carryforwards representing deferred tax assets and liabilities at December 31, 2001 and 2000, respectively, were as follows:

(in thousands of EUR)	December 31, 2001	2000
Intangible assets	5,210.5	6,555.8
Inventories	1,513.0	1,445.2
Benefit plans and other provisions	1,948.3	5,324.3
Operating loss carryforwards	8,497.6	6,693.6
Other	1,275.3	861.8
Gross deferred tax assets	18,444.7	20,880.7
Valuation allowance	(7,302.2)	(6,693.6)
Deferred tax assets - net	11,142.5	14,187.1
Property, plant and equipment	(14,762.2)	(13,777.4)
Loans receivable and investments	(37,752.9)	(37,509.5)
Other	(10.9)	(11.3)
Deferred tax liabilities	(52,526.0)	(51,298.2)
Net deferred tax liability	(41,383.5)	(37,111.1)

The Group has tax loss carryforwards available to reduce future taxable income of certain Austrian and non-Austrian subsidiaries. At December 31, 2001 and 2000, the Group has corporate tax loss carryforwards of thous. EUR 18,916.5 and thous. EUR 9,196.4 which must be utilized within the next seven years and thous. EUR 10,728.7 and thous. EUR 8,504.4 which can be utilized over an indefinite period. Additionally, at December 31, 2001 and 2000 the Group has trade tax loss carryforwards of thous. EUR 8,579.7 and thous. EUR 17,122.5 available in Germany which can be utilized over an indefinite period. During the year ended December 31, 2001, the Group had corporate and trade tax loss carryforwards of thous. EUR 1,845.3 and thous. EUR 4,822.0 and recorded a deferred tax asset of thous. EUR 1,195.4 against these losses because the Group believes the deferred tax asset will be realized. In other subsidiaries with operating loss carryforwards, cumulative losses were incurred during the past three years, therefore the Group believes that it is more likely than not that these deferred tax assets will not be realized. Accordingly, a valuation allowance has been provided for the deferred tax assets related to these carryforwards at December 31, 2001.

At December 31, 2001 and 2000, no deferred taxes have been provided on the undistributed earnings of the Company's subsidiaries. Under current Austrian tax laws and existing tax treaties between Austria and the tax jurisdictions of foreign subsidiaries, these earnings can be remitted to Mayr-Melnhof Karton AG with little or no additional tax.

(7) Trade Accounts Receivable

	December 31,	
(in thousands of EUR)	**2001**	2000
Trade accounts receivable	148,406.6	133,736.0
Trade accounts receivable from affiliated companies	187.0	711.4
Total	148,593.6	134,447.4
Allowance for doubtful accounts	(3,636.0)	(2,210.3)
Trade accounts receivable – net	144,957.6	132,237.1

(8) Inventories

	December 31,	
(in thousands of EUR)	**2001**	2000
Raw materials and manufacturing and operating supplies	60,501.7	69,383.3
Work in process	10,955.4	10,748.3
Finished goods and goods for resale	69,779.5	67,263.7
Total	141,236.6	147,395.3
Inventory allowance	(11,107.4)	(10,755.6)
Inventories – net	130,129.2	136,639.7

(9) Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets are comprised of the following:

	December 31,	
(in thousands of EUR)	**2001**	2000
VAT and other tax receivables	21,819.4	27,182.7
Receivable from sale of land	0.0	4,997.0
Receivables from affiliated companies	1,622.6	1,024.0
Other	26,644.1	10,861.1
Prepaid expenses and other current assets	50,086.1	44,064.8

At December 31, 2001, other current assets include thous. EUR 13,231.0 and thous. EUR 3,025.4 of property, plant and equipment of Emil Christ AG and Hermann Schött GmbH Offsetdruckerei, respectively, that have been reclassified as held for sale. The Group anticipates selling these assets within one year. The Group recorded an impairment loss on one of the buildings as well as intangible assets of thous. EUR 1,056.3 regarding the expected Emil Christ AG disposal of assets. This loss is included in Other operating income-net.

(10) Financial Instruments

The Group's financial instruments include cash, securities, accounts receivable, short-term and long-term borrowings, accounts payable, and accrued liabilities. At December 31, 2001 and 2000, the carrying amounts of these instruments approximated their fair values. The securities include investments in debt and marketable equity securities which can be categorized as either trading, available-for-sale or held to maturity. At December 31, 2001 and 2000, the Group held only available-for-sale securities.

Available-for-sale Securities

These securities are carried at estimated fair values, which are based on quoted market prices.

Unrealized gains and losses, net of deferred income taxes, are reported as a component of accumulated other comprehensive income. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in other financial (losses) gains - net. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in other financial (losses) gains - net. The Group had made a strategic investment in a company. The investment was carried at cost because the Group owns less than 20% of the total equity and has no significant influence or control over operations. At December 31, 2001, the Group re-evaluated the investment and determined that the investment should be classified as available-for-sale and recorded a loss of thous. EUR 6,586.7 within Other financial (losses) gains – net due to an other-than-temporary decline in the fair value of the equity securities.

Aggregate cost, fair values and gross unrealized holding gains and losses by type of securities are as follows:

	December 31, 2001				December 31, 2000			
(in thousands of EUR)	Cost	Estimated fair value	Unrealized Gain	Unrealized Loss	Cost	Estimated fair value	Unrealized Gain	Unrealized Loss
Corporate bonds	9,880.1	9,398.9	0.0	(481.2)	9,880.1	9,398.9	0.0	(481.2)
Mortgage backed debt securities	250.8	243.6	11.0	(18.2)	250.8	242.0	9.5	(18.3)
Debt based mutual funds	59,767.8	60,992.7	3,503.2	(2,278.3)	57,981.1	58,830.0	3,067.7	(2,218.8)
Equity securities	9,758.1	9,668.0	0.0	(90.1)	0.0	0.0	0.0	0.0
Total	79,656.8	80,303.2	3,514.2	(2,867.8)	68,112.0	68,470.9	3,077.2	(2,718.3)

At December 31, 2001 and 2000, these investments were included in the following captions in the accompanying consolidated balance sheet:

	December 31,	
(in thousands of EUR)	**2001**	2000
Marketable securities	92.3	92.3
Investments and long-term financial assets	80,210.9	68,378.6
Total	80,303.2	68,470.9

The estimated fair values of debt securities, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

(in thousands of EUR)	**December 31, 2001**
Available-for-sale:	
Due within one year	0.0
Due after one year through five years	0.0
Due after five years through ten years	9,398.9
Due after ten years	243.6

Gross realized gains and losses from sales of available-for-sale securities using the specific identification method are included in other financial (losses) gains-net. There were no sales during 2001. Proceeds from sales of available-for-sale securities were thous. EUR 532.2 for the year ended December 31, 2000. Gross realized losses were thous. EUR 31.8 for the year ended December 31, 2000.

Derivative Financial Instruments

The Group's international scope of operations exposes the Group to several risks, which include foreign exchange rate and interest rate risks. The Group has derivative instruments to mitigate or eliminate certain of those exposures.

The risk of loss to the Group in the event of nonperformance by any counterparty under the derivative instruments is not significant. All counterparties are large international financial institutions with whom the Group conducts other business. The Group believes any risk related to default by a counterparty to be remote.

Risks associated with fluctuations in foreign exchange rates are managed with short-term foreign currency forward and option contracts. The Group seeks to mitigate interest rate risks by entering into swap agreements. The objective is to maintain a reasonable balance between fixed and floating-rate debt.

Derivative financial instruments are valued at the amounts by which the contracts could be settled. The fair value of forward foreign exchange contracts are based on the spot foreign currency rates as of the balance sheet date, adjusted for time-related discounts for the respective remaining term of the contract and compared with the contracted forward rate. The fair values of currency options are determined by using generally accepted models to calculate the option prices. Interest rate swap agreements are valued at fair values which are estimated by discounting the anticipated future cash flows. As of December 31, 2001, the derivatives' carrying values equal the fair values.

Foreign currency and option contracts are principally used to protect the Group against fluctuations in the British Pound and Swiss Franc. The changes in fair values of these derivatives are recognized in Foreign currency exchange gains (losses) - net.

The Group has an interest rate swap agreement in order to convert a fixed rate debt to a floating rate debt (fair value hedge). The change in fair value of this underlying hedged item is effectively offset by the derivative and no effect on the Group's net income is recognized.

Due to the adoption of FAS 133 as of January 1, 2001, unrealized gains resulted in an after-tax increase to other comprehensive income of thous. EUR 981.8 and an increase of EUR 128.0 to Other – net. The derivatives were of short-term nature and were settled during 2001. The other comprehensive income was decreased accordingly.

The net fair value of the derivative financial instruments amounts to a net liability of thous. EUR 328.8 and is recorded on the consolidated balance sheet under prepaid expenses and other current assets in the amount of thous. EUR 1,007.8 and under accrued expenses and other liabilities in the amount of thous. EUR 1,336.6. At December 31, 2000, and prior to the application of FAS 133, the total carrying value of the derivatives amounted to a net asset of thous. EUR 365.6 and the fair value of those derivatives amounted to thous. EUR 1,997.6.

(11) Fixed Assets Schedule

(in thousands of EUR)	Note	Acquisition or Manufacturing Costs							
		Balance at **January 1, 2001**	Effect of Exchange Rate Changes **2001**	Acquisitions/ Disposals of businesses **2001**	Additions **2001**	Disposals **2001**	Reclassifications **2001**	Other[1] **2001**	Balance at **December 31, 2001**
Investments in unconsolidated subsidiaries, at cost or fair value as appropriate		187.1	0.3	9.8	0.0	0.0	0.0	0.0	197.2
Investments in associated companies, at equity		5,210.3	0.0	0.0	18.1	(373.5)	0.0	1,565.3	6,420.2
Other investments, at cost or fair value as appropriate		20,387.4	(24.1)	0.3	123.0	(2,073.2)	(16,344.8)	0.0	2,068.6
Available-for-sale securities (non-current)	(10)	68,014.1	0.0	0.0	1,786.7	0.0	16,344.8	(6,586.7)	79,558.9
Loans to third parties		2,635.2	4.4	0.0	824.0	(682.0)	0.0	0.0	2,781.6
Other long-term financial assets		3,422.3	(0.9)	26.9	544.8	(671.2)	0.0	0.0	3,321.9
Investments and long-term financial assets		99,856.4	(20.3)	37.0	3,296.6	(3,799.9)	0.0	(5,021.4)	94,348.4
Land, similar land rights and buildings	(16)	278,352.0	1,281.3	25,325.5	8,115.3	(1,685.2)	(21,578.8)	0.0	289,810.1
Technical equipment and machines	(16)	907,971.2	2,875.6	91,089.1	22,653.8	(21,514.0)	(8,632.3)	0.0	994,443.4
Other equipment, fixtures and fittings	(16)	78,131.6	245.7	2,524.2	8,977.1	(4,726.3)	(663.9)	0.0	84,488.4
Payments on account and construction in progress		23,371.7	(48.2)	1,024.5	18,490.7	0.0	(27,973.2)	0.0	14,865.5
Property, plant and equipment		1,287,826.5	4,354.4	119,963.3	58,236.9	(27,925.5)	(58,848.2)	0.0	1,383,607.4
Concessions, licenses and similar rights, and payments on account		42,198.6	438.2	1,374.6	1,231.0	(295.8)	60.9	0.0	45,007.5
Goodwill		19,889.2	4.5	0.0	0.0	0.0	0.0	0.0	19,893.7
Pension intangible	(17)	437.2	0.0	0.0	0.0	0.0	0.0	(118.9)	318.3
Intangible assets		62,525.0	442.7	1,374.6	1,231.0	(295.8)	60.9	(118.9)	65,219.5
TOTAL FIXED ASSETS		1,450,207.9	4,776.8	121,374.9	62,764.5	(32,021.2)	(58,787.3)	(5,140.3)	1,543,175.3

[1] The "Other" column includes changes related to pension intangible, available-for-sale securities and investments.

Depreciation/Amortization								Book Value	
Balance at **January 1, 2001**	Effect of Exchange Rate Changes **2001**	Acquisitions/ Disposals of businesses **2001**	Disposals **2001**	Reclassifica-tions **2001**	Depreciation and amortization for the year **2001**	Other[1] **2001**	Balance at **December 31, 2001**	Balance at **December 31, 2001**	Balance at **January 1, 2001**
0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	197.2	187.1
0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	6,420.2	5,210.3
0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2,068.6	20,387.4
(364.5)	0.0	0.0	0.0	0.0	0.0	(287.5)	(652.0)	80,210.9	68,378.6
4.2	0.0	0.0	0.0	0.0	(0.6)	0.0	3.6	2,778.0	2,631.0
0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	3,321.9	3,422.3
(360.3)	0.0	0.0	0.0	0.0	(0.6)	(287.5)	(648.4)	94,996.8	100,216.7
141,277.0	851.1	6,565.4	(675.2)	(11,648.3)	7,720.5	0.0	144,090.5	145,719.6	137,075.0
671,153.7	2,202.0	55,768.8	(19,695.1)	(28,116.0)	51,889.0	0.0	733,202.4	261,241.0	236,817.5
61,351.0	199.3	1,915.4	(4,093.9)	(3,171.7)	8,271.3	0.0	64,471.4	20,017.0	16,780.6
11.4	1.9	0.0	0.0	0.0	87.5	0.0	100.8	14,764.7	23,360.3
873,793.1	3,254.3	64,249.6	(24,464.2)	(42,936.0)	67,968.3	0.0	941,865.1	441,742.3	414,033.4
24,978.7	239.3	444.1	(295.8)	25.4	6,923.3	0.0	32,315.0	12,692.5	17,219.9
7,759.6	9.7	0.0	0.0	0.0	1,300.0	0.0	9,069.3	10,824.4	12,129.6
0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	318.3	437.2
32,738.3	249.0	444.1	(295.8)	25.4	8,223.3	0.0	41,384.3	23,835.2	29,786.7
906,171.1	3,503.3	64,693.7	(24,760.0)	(42,910.6)	76,191.0	(287.5)	982,601.0	560,574.3	544,036.8

(12) Trade Liabilities

(in thousands of EUR)	December 31, 2001	2000
Trade liabilities	85,888.7	80,809.8
Trade liabilities from affiliated companies	277.6	708.2
Trade liabilities	86,166.3	81,518.0

(13) Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities are comprised of the following:

(in thousands of EUR)	December 31, 2001	2000
Product return and warranty costs	2,050.3	1,967.5
Customer bonuses	5,028.7	5,649.1
Personnel and social costs	38,252.2	29,489.3
Tax liabilities	10,665.3	14,123.7
Other liabilities	26,704.1	13,375.1
Other accrued expenses	30,300.5	27,540.9
Accrued expenses and other liabilities	113,001.1	92,145.6

(14) Short-term Borrowings and Credit Arrangements

At December 31, 2001 and 2000, the Group had thous. EUR 42,874.5 and thous. EUR 33,968.1 in lines of credit and other short-term credit facilities available with a number of lending institutions, respectively. At December 31, 2001 and 2000, the Group had thous. EUR 20,689.4 and thous. EUR 9,159.9 outstanding under these facilities, respectively. The weighted average interest rate on these borrowings was 5.97% and 6.48% for the years ended December 31, 2001 and 2000, respectively. These facilities are subject to normal banking terms and conditions. Some of the financial arrangements require compensating balances, none of which is presently significant to the Group.

(15) Long-term Debt

A summary of long-term debt is as follows:

(in thousands of EUR)	December 31, 2001	2000
3.472% EUR bank loan due 2002-2008	41,158.9	47,038.9
3.025% EUR bank loan due 2002	21,002.5	21,002.5
4.090% EUR bank loan due 2002-2007	17,655.3	17,528.0
5.570% GBP bank loan due 2002-2006	16,433.9	19,227.7
4.900% EUR bank loan due 2002-2007	15,126.0	17,647.0
5.174% EUR bank loan due 2002-2009	10,400.0	11,700.0
3.225% EUR bank loan due 2002	8,357.4	8,357.4
3.926% EUR bank loan due 2002-2005	7,242.2	16,205.5
5.250% CHF bank loan due 2002	6,743.5	6,565.1
4.750% EUR bank loan due 2002-2009	6,244.7	0.0
3.472% EUR bank loan due 2002-2006	6,135.5	7,499.0
3.472% EUR bank loan due 2002-2008	4,192.0	4,790.8
3.472% EUR bank loan due 2002-2009	3,346.6	3,765.0
3.750% EUR bank loan due 2002	3,343.0	3,343.0
4.500% EUR bank loan due 2002-2009	3,122.2	0.0
2.130% EUR bank loan due 2002-2007	2,858.1	3,302.1
5.205% EUR bank loan due 2001	0.0	9,134.0
Other	19,087.8	19,370.1
Total	192,449.6	216,476.1
Less current portion of long-term debt	67,744.6	69,134.4
Long-term debt	124,705.0	147,341.7

Aggregate amounts of long-term debt maturing in each of the next five years and thereafter are as follows:

(in thousands of EUR)	2002	2003	2004	2005	2006	Thereafter
Long-term debt:	67,744.6	25,875.8	21,288.4	19,765.4	17,157.5	40,617.9

At December 31, 2001 and 2000, the Group classified short-term revolving bank debt of thous. EUR 38,226.0 and thous. EUR 38,226.4 as long-term debt, respectively. The Group has the intent and ability to refinance these obligations on a long-term basis. Of the long-term bank debt, thous. EUR 50,590.9 and thous. EUR 57,053.5 were secured by mortgages at December 31, 2001 and 2000, respectively. The carrying value of the assets pledged as collateral totaled thous. EUR 55,435.4 and thous. EUR 59,798.9 at December 31, 2001 and 2000, respectively.

At December 31, 2001 and 2000, the Group had thous. EUR 123,689.4 and thous. EUR 134,914.3 under long-term financing arrangements available, respectively. Compensating balances and commitment fees are not significant to the Group.

Cash paid for interest totaled thous. EUR 13,172.9 and thous. EUR 12,148.1 for the years ended December 31, 2001 and 2000, respectively.

(16) Leases

The Group is a lessee of property, plant and equipment. At December 31, 2001, future minimum annual rental commitments under non-cancelable lease obligations are as follows:

Lease payments with interest due in:

(in thousands of EUR)	Capital leases **December 31, 2001**	Operating leases and rental payments **December 31, 2001**
Year ending December, 31:		
2002	391.8	2,822.1
2003	6,895.8	2,758.2
2004	201.7	2,287.8
2005	175.5	2,140.4
2006	75.8	1,912.9
Thereafter	100.3	8,381.9
Total minimum lease payments	7,840.9	20,303.3
Less amount representing interest	202.4	
Present value of minimum lease payments	7,638.5	
Less current maturities of capital lease obligations	345.1	
Capital lease obligation long-term	7,293.4	

The increase in the lease payments in 2003 results from the option to purchase technical equipment and machines on the first possible expiration date of the lease. Those lease contracts were acquired through acquisitions of businesses.

The Group leases certain manufacturing facilities, technical machinery and other equipment. Property, plant and equipment include the following amounts under capitalized leases:

(in thousands of EUR)	December 31, 2001	2000
Buildings	2,510.9	977.0
Technical equipment and machines	11,096.9	11,557.3
Other equipment, fixtures and fittings	338.2	271.7
Total	13,946.0	12,806.0
Accumulated depreciation	(5,714.0)	(10,615.4)
Net book value	8,232.0	2,190.6

Rental expense relating to operating leases was thous. EUR 3,635.1 and thous. EUR 4,011.8 for the years ended December 31, 2001 and 2000, respectively.

(17) Pensions and Other Post-Employment Benefits

Substantially all of the Group's employees are covered by government-sponsored pension and welfare programs. Under the terms of these programs, the Group makes periodic payments to various government agencies, which are expensed as incurred. In addition, the Group provides certain employees additional retirement benefits through the sponsorship of defined contribution plans and defined benefit plans. Benefits under the defined benefit plans are generally based on years of service and the employee's average compensation over the last five years of employment. Contributions to the defined contribution plans amounted to thous. EUR 777.9 and thous. EUR 601.4 for the years ended December 31, 2001 and 2000, respectively. In addition, employees of the Group's Austrian subsidiaries are entitled to severance payments. The severance payments are due to employees if terminated by the Group or upon retirement in a lump sum payment. The amount of severance payments is based on years of service and salary.

The components of net periodic pension cost were as follows:

Pension Benefits

(in thousands of EUR)	Year ended December 31, Pensions Austria 2001	Year ended December 31, Pensions Non-Austria 2001	Year ended December 31, Pensions Austria 2000	Year ended December 31, Pensions Non-Austria 2000
Service cost	350.5	2,280.5	343.1	2,764.3
Interest cost	474.8	5,919.5	549.2	6,011.6
Expected return on plan assets	0.0	(5,819.3)	0.0	(5,810.0)
Amortization of transition assets and obligations	23.9	(470.0)	15.7	(690.4)
Recognized actuarial gains - net	(0.5)	(931.1)	(174.8)	(191.0)
Settlement and curtailment	0.0	0.0	330.4	1.0
Net periodic pension cost	848.7	979.6	1,063.6	2,085.5

During the year ended December 31, 2000, the Group instituted workforce reductions, closed businesses and settled certain obligations. These actions resulted in settlement losses of thous. EUR 331.4 for the year ended December 31, 2000.

The components of net periodic other benefit cost were as follows:

Other Benefits

	Year ended December 31,	
(in thousands of EUR)	Austria 2001	Austria 2000
Service cost	819.9	1,006.9
Interest cost	818.6	911.0
Amortization of transition assets and obligations	(120.6)	(157.4)
Recognized actuarial (gains) losses – net	(2.5)	16.0
Recognized prior service cost	334.0	0.0
Settlement and curtailment	502.5	(79.1)
Net periodic other benefit cost	2,351.9	1,697.4

The following table presents the changes in projected benefit obligations and in plan assets as of December 31, 2001 and 2000.

Changes in Projected benefit obligations

	December 31, 2001			December 31, 2000		
(in thousands of EUR)	Pensions Austria	Pensions Non-Austria	Other benefits Austria	Pensions Austria	Pensions Non-Austria	Other benefits Austria
Projected benefit obligations at beginning of year	7,477.0	119,244.3	13,542.6	8,607.9	115,262.3	14,908.9
Service cost	350.5	2,280.5	819.9	343.1	2,764.3	1,006.9
Interest cost	474.8	5,919.5	818.6	549.2	6,011.6	911.0
Plan participants contributions	0.0	1,158.9	0.0	0.0	1,469.2	0.0
Actuarial (gains) losses – net	(495.6)	1,530.9	1,606.8	759.3	427.1	(1,458.2)
Acquisitions of businesses	0.0	2,458.1	0.0	0.0	0.0	0.0
Benefits paid	(391.5)	(5,574.0)	(1,532.1)	(381.2)	(5,445.7)	(1,434.4)
Settlement, curtailment and other changes	0.0	(2,248.0)	(485.3)	(2,401.3)	(3,995.8)	(391.6)
Foreign currency exchange rate changes	0.0	2,119.5	0.0	0.0	2,751.3	0.0
Projected benefit obligation at end of year	7,415.2	126,889.7	14,770.5	7,477.0	119,244.3	13,542.6

Changes in Plan assets

(in thousands of EUR)	December 31, 2001			December 31, 2000		
	Pensions Austria	Pensions Non-Austria	Other benefits Austria	Pensions Austria	Pensions Non-Austria	Other benefits Austria
Fair value of plan assets at beginning of year	0.0	123,767.8	0.0	0.0	105,345.7	0.0
Actual return on plan assets	0.0	(2,265.6)	0.0	0.0	15,032.3	0.0
Employer contributions	0.0	2,318.8	0.0	0.0	3,374.3	0.0
Plan participants contributions	0.0	1,158.9	0.0	0.0	1,469.2	0.0
Benefits paid	0.0	(4,394.6)	0.0	0.0	(5,046.4)	0.0
Settlement	0.0	(2,290.2)	0.0	0.0	0.0	0.0
Foreign currency exchange rate changes	0.0	2,707.2	0.0	0.0	3,592.7	0.0
Fair value of plan assets at end of year	0.0	121,002.3	0.0	0.0	123,767.8	0.0

The Group's defined benefit and severance payment plans outside of the United Kingdom, Switzerland, and the Netherlands, are not funded. In accordance with local income tax laws, the obligations under Austrian plans are partially secured by Group assets totaling thous. EUR 11,102.3 and thous. EUR 10,384.7 at December 31, 2001 and 2000, respectively. These assets are classified under available-for-sale securities. Since these assets are not segregated or restricted, they are not classified as plan assets.

The projected benefit obligations, accumulated benefit obligations and fair values of plan assets at December 31, 2001, for pension plans with accumulated benefit obligations in excess of plan assets were thous. EUR 35,737.2 (2000: thous. EUR 33,601.5), thous. EUR 31,964.9 (2000: thous. EUR 29,881.3) and thous. EUR 456.3 (2000: thous. EUR 2,574.7), respectively.

The accrued pension and other benefit costs recognized in the consolidated balance sheet are as follows:

(in thousands of EUR)	December 31, 2001 Pensions Austria	Pensions Non-Austria	Other benefits Austria	December 31, 2000 Pensions Austria	Pensions Non-Austria	Other benefits Austria
Funded status	7,415.2	5,887.4	14,770.5	7,477.0	(4,523.5)	13,542.6
Unrecognized actuarial gains (losses) – net	587.1	2,510.4	(813.0)	92.0	12,886.6	538.2
Unrecognized net transition assets (obligations)	(47.8)	962.1	250.1	(71.7)	1,388.1	449.1
Net liability recognized	7,954.5	9,359.9	14,207.6	7,497.3	9,751.2	14,529.9
Amounts recognized in the consolidated balance sheets consist of						
Prepaid pension cost	0.0	(16,123.8)	0.0	0.0	(12,883.6)	0.0
Other long-term liabilities	8,194.4	26,857.4	14,435.2	7,853.2	23,467.6	14,617.8
Pension intangible	(29.2)	(289.1)	0.0	(43.9)	(393.3)	0.0
Accumulated other comprehensive income	(210.7)	(1,084.6)	(227.6)	(312.0)	(439.5)	(87.9)
Net liability recognized	7,954.5	9,359.9	14,207.6	7,497.3	9,751.2	14,529.9

The actuarial assumptions used in calculating the actuarial values for the pension plans were as follows:

Weighted average assumptions

	December 31, 2001 Pensions Austria	Pensions Non-Austria	Other benefits Austria	December 31, 2000 Pensions Austria	Pensions Non-Austria	Other benefits Austria
Discount rate	6.0%	5.0%	6.0%	6.5%	5.2%	6.5%
Expected return on plan assets	–	4.7%	–	–	5.4%	–
Rate of compensation increase	2.5%	2.5%	2.5%	2.5%	2.6%	2.5%

(18) Stock Options

As of January 1, 2001, the Group sponsored a tandem stock award plan for members of the Management Board. The Group applies Statement of Financial Accounting Standard No. 123 ("FAS 123"), "Accounting for Stock Based Compensation", and related interpretations in accounting for the plan. Under the 1997 plan, the Group granted members of the Management Board the right to purchase a maximum of 1,000,000 options for EUR 0.73 per option. In 1998 and 1999, members of management exercised their rights and paid thous. EUR 442.0 and thous. EUR 285.0, respectively, to acquire the maximum number of options awarded under the 1997 plan. The options are exercisable between January 1, 1999 and December 31, 2005. The exercise price, ranging from EUR 52.32 to EUR 55.23, is indexed based on the passage of time. Upon exercise, the Board of Directors of the Company may elect to settle the awards in either stock or cash. Accordingly, compensation expense for stock option rights issued under the plan that are expected to be settled with shares are measured based upon the fair value of the award at the date of grant and recognized as an expense over the period in which the awards vest. On the grant date the fair value of each award was estimated based on the Black-Scholes option pricing model assuming risk free interest rates of 5.7%, volatility of 27.1%, 2% dividend yield and an expected life of six years. The weighted average fair value of each option granted was EUR 17.22. Compensation expense for awards expected to be settled in the future with cash are measured based on the difference between the 60 day average market price of the Company's shares at the end of each period and the exercise price of the stock option. In 2001, the Group recorded compensation expense of thous. EUR 91.7.

	Options **2001**	Weighted Average Exercise Price [1] **2001**	Options 2000	Weighted Average Exercise Price [1] 2000
Issued on January 1, [2]	1,000,000	52.32	1,000,000	52.32
Granted	0	–	0	–
Exercised	0	–	0	–
Cash settlement	869,700	–	0	–
Forfeited	0	–	0	–
Issued on December 31,	130,300	53.05	1,000,000	52.32
Exercisable on December 31,	130,300	53.05	1,000,000	52.32
Shares available on December 31 for options that may be granted	952,134		0	

[1] The exercise price ranges from EUR 52.32 to EUR 55.23 based upon the passage of time. Weighted average exercise price assumes options exercised prior to December 31, 2002.

[2] Total awards granted in 1997, including awards related to 391,900 options acquired by members of management in 1999.

The following table summarizes information about stock awards at December 31, 2001:

Options issued			Options exercisable	
Number of options	Weighted average remaining contractual life	Weighted average exercise price[1]	Number of options	Weighted average exercise price[1]
130,300	4 years	53.05	130,300	53.05

[1] The exercise price ranges from EUR 52.32 to EUR 55.23 based upon the passage of time. Weighted average exercise price assumes options exercised prior to December 31, 2002.

On December 21, 2001, the Group offered cash settlements amounting to EUR 3.8 per share to the holders of the stock options. 869,700 options were settled for thous. EUR 3,281.0 and thous. EUR 633.0 was paid to the option holders for reimbursement of the exercise price paid in prior years. On the date of settlement, the options had a fair value of EUR 5.79 using the Black-Scholes option pricing model assuming risk free interest rates of 4.5%, volatility of 18.5%, 3.15% dividend yield and the expected life was 20 months, which was the remaining life on settlement date based on the original estimate. The fair value of the options on the date of settlement was higher than the amount the options were settled for and no additional compensation expense was recorded.

(19) Stockholders' Equity

a) Capital Stock/Treasury Stock

On May 24, 2000, the Shareholders approved a plan to repurchase up to 10% of the Group's capital stock through November 24, 2001. This repurchase program was terminated according to schedule. On May 22, 2001, a new share repurchase program was approved by the shareholders. This new resolution authorized the Group to buy back shares from November 26, 2001 until November 22, 2002. During 2001, the Group repurchased 952,134 shares (7.9% of issued shares) for the amount of thous. EUR 51,350.6, including fees, under the current program. Treasury stock is accounted for under the cost method.

b) Dividend

Under Austrian corporation law ("Aktiengesetz"), the amount of dividends available for distribution to shareholders is based upon the unappropriated retained earnings of Mayr-Melnhof Karton AG (parent company only) determined in accordance with the Austrian commercial code ("Handelsgesetzbuch"). At December 31, 2001, the distributable unappropriated retained earnings totaled thous. EUR 27,204.5 (2000: thous. EUR 25,041.6).

(in thousands of EUR)	**2001**	2000
Unappropriated retained earnings at January 1,	25,041.6	22,517.5
Net income of Mayr-Melnhof Karton AG (parent company only), for the year ended December 31,	21,850.5	21,129.1
Changes in reserves	(105.2)	(5.0)
Dividends paid	(19,582.4)	(18,600.0)
Unappropriated retained earnings at December 31,	27,204.5	25,041.6

For the year ended December 31, 2001, Mayr-Melnhof Karton AG has proposed a dividend of EUR 1.80 (2000: EUR 1.65) per share on 12 million shares totaling thous. EUR 21,600.0 (2000: thous. EUR 19,800.0).

c) Comprehensive Income

A summary of components of other comprehensive income (loss) for the years ended December 31, 2001 and 2000, respectively, is as follows:

(in thousands of EUR)	Year ended December 31, Pretax 2001	Income Tax 2001	Net 2001	Year ended December 31, Pretax 2000	Income Tax 2000	Net 2000
Unrealized gains (losses) on available-for-sale securities – net	347.7	(147.2)	200.5	(457.7)	153.9	(303.8)
Minimum pension liability	(641.7)	167.7	(474.0)	(349.5)	100.1	(249.4)
Gains on intercompany foreign currency transactions of long-term investment nature – net	325.5	0.0	325.5	834.0	0.0	834.0
Foreign currency translation adjustment	242.6	0.0	242.6	(2,771.8)	0.0	(2,771.8)
Cumulative effect of change in accounting principle (FAS 133)	1,534.6	(552.8)	981.8	0.0	0.0	0.0
Unrealized gains (losses) on derivative instruments – net	(1,534.6)	552.8	(981.8)	0.0	0.0	0.0
Total	274.1	20.5	294.6	(2,745.0)	254.0	(2,491.0)

(20) Operating Assets and Liabilities

The net change in operating assets and liabilities includes the following:

(in thousands of EUR)	Year ended December 31, 2001	2000
Trade accounts receivable	10,349.9	67.2
Inventories	19,948.5	(10,564.4)
Other long-term assets	(2,887.3)	(2,966.4)
Prepaid expenses and other current assets	12,582.8	5,759.6
Trade liabilities	(4,669.8)	(9,657.6)
Accrued expenses and other liabilities	(6,462.4)	(1,450.7)
Deferred income	(1,314.8)	(215.3)
Provisions for income taxes	(145.1)	3,054.1
Other long-term liabilities	1,790.5	(1,411.9)
Total	29,192.3	(17,385.4)

(21) Commitments and Contingent Liabilities

The Group is subject to various claims and legal proceedings that arose in the ordinary course of business. Based on all of the facts available to management, the Group believes that the ultimate resolution of these claims and legal proceedings would not likely have a material adverse effect on the results of its operations, financial position or liquidity, although no assurances can be given with respect to the ultimate outcome of such claims or litigation.

The Group is also subject to various environmental laws and regulations in the countries in which it operates. Expenditures for environmental matters which relate to existing conditions caused by past operations and which have no significant future benefit are expensed. The Group establishes reserves for environmental matters when a loss is probable and the costs can be reasonably estimated. Costs of assessment and remediation of environmental matters to be accrued are based on estimates by management. It is possible that the final resolution of some of these matters may require the Group to make expenditures in excess of amounts currently provided, however, management believes that such additional amounts will not have a material effect on the Group's financial position or results of operations.

Expenses related to environmental matters were not material during the years ended December 31, 2001 and 2000.

Commitments and contingencies are presented at their contractual values and include the following:

	December 31,	
(in thousands of EUR)	2001	2000
Guarantees	159.8	4,356.1
Notes payable	0.0	21.6
Total	159.8	4,377.7

The decline in guarantees results from the disposal of businesses.

At December 31, 2001, purchase obligations of fixed assets maturing within one year amount to approximately thous. EUR 13,248.3

(22) Operating Segments

The Group classifies its businesses into two operating segments:

Cartonboard Division:

This division manufactures and markets numerous grades of cartonboard, concentrating particularly on coated cartonboard primarily from recycled fiber.

Packaging Division:

This division converts cartonboard into printed folding cartons purchased by customers in a variety of industries including food and other consumer goods (e.g. cereals, dried foods, sugar, confectionery and baked goods, cosmetics and toiletries, detergents, domestic appliances, cigarettes, toys).

The Group's management reporting and controlling systems are substantially the same as those described in the summary of significant accounting policies (see Note 1). The Group measures the performance of its operating segments through the assessment of "Operating Profit".

Revenues are allocated to countries based on the location of the customer and long-lived assets are allocated according to the location of the respective units.

Capital expenditures represents the purchase of property, plant and equipment as well as the purchase of intangible assets.

Information about the Group's operating segments is shown below:

(in thousands of EUR)	Cartonboard Division 2001	Packaging Division 2001	Eliminations 2001	Consolidated 2001
Net sales				
Revenues from external customers	628,729.0	494,165.0	0.0	1,122,894.0
Intersegment revenues	95,370.9	488.4	(95,859.3)	0.0
Total Revenues	724,099.9	494,653.4	(95,859.3)	1,122,894.0
Operating Profits	90,416.3	29,803.7	0.0	120,220.0
Net interest expense				
Interest income	10,474.9	4,016.2	(2,756.0)	11,735.1
Interest expense	(12,073.4)	(3,973.8)	2,756.0	(13,291.2)
Net interest expense	(1,598.5)	42.4	0.0	(1,556.1)
Income before income taxes and minority interests	85,225.2	38,067.2	0.0	123,292.4
Income tax expense	(29,318.3)	(14,885.8)	0.0	(44,204.1)
Net income	55,473.4	22,447.2	0.0	77,920.6
Capital expenditures [1]	42,443.2	17,024.7	0.0	59,467.9
Depreciation and amortization expense [2]	48,135.8	28,055.8	0.0	76,191.6
Identifiable segment assets	858,737.2	387,849.7	(170,673.8)	1,075,913.1
Employees per segment as of December 31,	2,453	2,966		5,419

[1] Capital expenditures for intangible assets and property, plant and equipment (see Note 11)
[2] Depreciation and amortization of intangible assets and property, plant and equipment (see Note 11)

(in thousands of EUR)	Cartonboard Division 2000	Packaging Division 2000	Eliminations 2000	Consolidated 2000
Net sales				
Revenues from external customers	601,506.1	476,746.7	0.0	1,078,252.8
Intersegment revenues	99,759.5	326.9	(100,086.4)	0.0
Total Revenues	701,265.6	477,073.6	(100,086.4)	1,078,252.8
Operating Profits	72,339.4	31,824.9	0.0	104,164.3
Net interest expense				
Interest income	9,948.0	3,033.6	(3,502.2)	9,479.4
Interest expense	(11,446.1)	(4,960.2)	3,502.2	(12,904.1)
Net interest expense	(1,498.1)	(1,926.6)	0.0	(3,424.7)
Income before income taxes and minority interests	70,888.7	28,323.3	0.0	99,212.0
Income tax expense	(17,879.5)	(13,151.5)	0.0	(31,031.0)
Net income	52,615.1	14,065.8	0.0	66,680.9
Capital expenditures [1]	45,542.7	26,067.1	0.0	71,609.8
Depreciation and amortization expense [2]	43,346.0	26,599.2	0.0	69,945.2
Identifiable segment assets	801,266.6	392,987.2	(143,769.6)	1,050,484.2
Employees per segment as of December 31,	2,181	2,780		4,961

[1] Capital expenditures for intangible assets and property, plant and equipment (see Note 11)
[2] Depreciation and amortization of intangible assets and property, plant and equipment (see Note 11)

A summary of long-lived assets by country based upon location and the breakdown of net sales by country based upon shipment destination is as follows:

(in thousands of EUR)	Net sales **2001**	Long-lived assets[1] **2001**	Net sales 2000	Long-lived assets[1] 2000
Austria	84,147.7	85,798.8	88,978.0	79,059.8
Germany	309,246.1	199,699.8	293,580.3	173,724.4
United Kingdom	166,183.1	27,921.1	174,588.8	26,841.0
France	121,222.0	15,713.4	107,859.2	17,733.2
Other European Union countries	143,387.9	31,073.1	149,027.7	31,744.8
Eastern European countries	167,674.2	78,190.8	147,478.7	84,031.5
Asia	53,167.2	0.0	47,311.9	0.0
Other foreign countries	77,865.8	43,304.3	69,428.2	30,685.4
Consolidated Total	1,122,894.0	481,701.3	1,078,252.8	443,820.1

[1] Long-lived assets consist of intangible assets and property, plant and equipment (see Note 11)

(23) Supplementary Disclosures to the Notes in accordance with par. 245a of the Austrian Commercial Code (HGB)

The accompanying financial statements of Mayr-Melnhof Karton AG are prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP") with the exception that joint ventures are accounted for using the proportionate method of consolidation. These financial statements prepared in conformity with US GAAP fulfill the requirements of par. 245a of the Austrian Commercial Code (HGB). As a conclusion, the Group is not obliged to prepare consolidated financial statements according to Austrian GAAP (HGB). The additional disclosures in accordance with par. 245a (1) Z 1 - 3 of the Austrian Commercial Code (HGB) are as follows.

a) Disclosure of material differences between US GAAP and the Seventh Directive of the European Community as well as Austrian Commercial Code (HGB)

Foreign Currency Translation

According to US GAAP, unrealized gains as well as unrealized losses resulting from the application of the current rate method of foreign exchange translation affect net income. Unrealized gains (losses) on intercompany foreign exchange transactions of long-term investment nature are recorded without affecting net income as a separate component of Stockholders´ equity. In contrast, the realizable value principle under Austrian law requires that only unrealized losses are recorded.

Treatment of the excess of fair value of acquired net assets over cost

According to the book value method and the revaluation method, which must be applied according to the Austrian Commercial Code (HGB) and the Seventh Directive of the European Community, the excess of fair value of acquired net assets over cost must be credited to retained earnings or on a pro rata basis to net income. According to US GAAP, the excess of fair value of acquired net assets over cost must be allocated as a reduction to property, plant and equipment.

Securities

In the consolidated financial statements according to US GAAP, current and non-current securities are categorized as "available-for-sale securities" and are stated at their estimated fair values. Changes in the estimated fair values are recorded as a component of Accumulated other comprehensive income (Stockholders´ equity), net of tax. In contrast to US GAAP, the Fourth and Seventh Directives of the European Community do not permit the recognition of values which exceed the original cost of acquisition. Under Austrian accounting policies, such securities would be valued at the lower of cost or market. Investments and long-term financial assets are included in the non-current assets, whereas marketable securities are included in the current assets.

Property, Plant and Equipment

Some capital leases are capitalized in the consolidated financial statements, but according to the Austrian Commercial Code these contracts would have been recorded as operating leases.

Provisions for Pensions and Other Post-Employment Benefits

In the consolidated financial statements, defined benefit and severance payment plans are calculated using the Projected Unit Credit Method. This calculation includes an assumed rate of compensation increase. With respect to US GAAP, funded defined benefit plans are also calculated using the Projected Unit Credit Method. In the consolidated financial statements each benefit obligation is netted against available plan assets, resulting in the recognition of a liability or an asset. According to US GAAP, only restricted or segregated trust assets are considered plan assets.

Provisions for defined benefit and severance payment plans are calculated in accordance with par. 211 of the Austrian Commercial Code in connection with the expert opinion of the Austrian Chamber of Accountants using an actuarial valuation or a discounted cash flow method. In case of a separate pension plan fund only the obligation of supplementary payments is recorded according to the Austrian Commercial Code.

Accrued Expenses

In respect to Austrian accounting purposes, a principle of caution is used regarding the recognition of accrued expenses. US GAAP applies the prevailing principle of profit on an accrual basis and a more stringent interpretation to this principle of prudence discussed before-hand. Under US GAAP, accrued expenses are influenced by requirements such as the probability of an event and an estimation as to the amount of the provision.

Deferred Taxes

In the consolidated financial statements according to US GAAP deferred tax assets and liabilities have to be recognized for all temporary differences arising between the tax base and the financial reporting base of assets and liabilities. Recognition of deferred tax assets for operating tax loss carryforwards is required, as long as it is expected that they will be offset against taxable profits in the future. The Austrian Commercial Code calculation requires that deferred taxes be based upon timing differences, as well as the amounts of the expected future tax liabilities and future tax refunds. The recording of deferred tax assets is optional, but deferred tax liabilities must be recorded.

Minority Interests

US GAAP requires that minority interests are recorded as a separate item included in liabilities. Austrian accounting principles require that minority interests be stated as a separate balancing item included in equity.

Treasury Stock

In the consolidated financial statements according to US GAAP, treasury stock is shown as a deduction from the total paid-in capital and retained earnings on the balance sheet. According to Austrian GAAP (HGB) treasury stock is shown as a current or non-current asset, depending on its intended use.

b) Additional Disclosures to the Notes in accordance with the Austrian Commercial Code (HGB)

Balance Sheet

Receivables

On December 31, 2001 and 2000, there are no trade accounts receivable which mature after one year. Other receivables maturing after one year amount to thous. EUR 415.7 (2000: thous. EUR 917.9).

Accrued Expenses and Other Liabilities

Trade liabilities include advances from customers and notes payable totaling thous. EUR 36.1 (2000: thous. EUR 14.0), thous. EUR 114.6 (2000: thous. EUR 276.0), respectively.

Liabilities concerning social security are thous. EUR 6,515.5 (2000: thous. EUR 6,048.9). The total amount of other liabilities which mature after five years is thous. EUR 205.1 (2000: thous. EUR 214.2).

Other provisions include personnel liabilities (accrued vacation, other bonuses, etc.), bonuses to customers, additional costs, potential losses from risks and pending transactions.

Income Statement

Additional Disclosures related to the application of the Cost of Goods Sold Method

Cost of materials and purchased services can be split up as follows:

(in thousands of EUR)	**2001**	2000
Cost of materials	521,249.6	494,197.7
Cost of purchased services	24,961.3	32,166.8
Total	546,210.9	526,364.5

Personnel expense can be split up as follows:

(in thousands of EUR)	**2001**	2000
Wages	120,555.8	123,059.2
Salaries	72,654.8	63,345.0
Severance expense	6,134.3	6,823.1
Pension expense	2,657.2	3,594.8
Compulsory social security costs and payroll related expense	37,228.5	35,888.7
Other welfare expenditures	3,674.4	3,679.1
Total	242,905.0	236,389.9

Pension and severance expense can be split up as follows:

(in thousands of EUR)	2001	2000
Management Board and leading employees	3,690.9	2,246.4
Other employees	5,100.6	8,171.5
Total	8,791.5	10,417.9

Other Information

The average number of employees is as follows:

	2001	2000
Employees in fully consolidated companies:		
Factory workers	3,746	3,630
Office staff	1,222	1,193
Employees in proportionally consolidated companies:		
Factory workers	304	297
Office staff	93	96
Total	5,365	5,216

The remuneration of members of the Management Board in the 2001 financial year amounted to thous. EUR 5,790.5 (2000: thous. EUR 6,227.4). The remuneration of members of the Supervisory Board for the 2001 financial year totaled thous. EUR 54.5 (2000: thous. EUR 54.0)

Treasury Stock

Number of shares acquired	Share of common stock (in thousands of EUR)	Share of common stock (%)
952,134	6,922.0	7.93445

c) Table of Affiliated and Associated Companies:

Company name	Registerd office	Country	Primary activities		Nominal capital in thous. currency units	Shareholding in %	Type of consolidation[1]
Mayr-Melnhof Karton Aktiengesellschaft	Vienna	AUT	Holding company	EUR	87,240	–	FC
CARTONBOARD DIVISION							
Baiersbronn Frischfaser Karton GmbH & Co. KG	Baiersbronn	DEU	Cartonboard production	DEM	4,000	100.00	FC
Baiersbronn Frischfaser Karton Verwaltungs GmbH	Baiersbronn	DEU	General partner	DEM	50	100.00	FC
Colthrop Board Mill Limited	Thatcham	GBR	Cartonboard production	GBP	7,000	100.00	FC
Emil Christ AG	Thal	CHE	Cartonboard production	CHF	1,500	100.00	FC
FS-Karton GmbH	Baiersbronn	DEU	Cartonboard production	EUR	51,641	100.00	FC
GRUBER + Weber Karton GmbH & Co. KG	Gernsbach-Obertsrot	DEU	Cartonboard production	DEM	18,000	100.00	FC
GRUBER + Weber Karton Beteiliguns-GmbH	Gernsbach-Obertsrot	DEU	General partner	EUR	52	100.00	FC
Karton Deisswil AG	Stettlen	CHE	Cartonboard production	CHF	6,000	100.00	FC
Kolicevo Karton Proizvodnja kartona, d.o.o.	Domzale	SVN	Cartonboard production	SIT	3,074,067	100.00	FC
Mayr-Melnhof Eerbeek B. V.	Eerbeek	NLD	Cartonboard production	EUR	7,300	100.00	FC
Mayr-Melnhof Holdings N. V.	Eerbeek	NLD	Holding company	NLG	148,209	100.00	FC
Mayr-Melnhof Karton Gesellschaft m.b.H.	Frohnleiten	AUT	Owning company	ATS	100,000	100.00	FC
Mayr-Melnhof Karton GmbH & Co KG	Frohnleiten	AUT	Cartonboard production	ATS	1,000	100.00	FC
MM Kolicevo Holding d.o.o.	Domzale	SVN	Holding company	SIT	2,100	100.00	FC
MM Holding UK Limited	London	GBR	Holding company	GBP	5,170	100.00	FC
MM Transport & Logistik GmbH	Frohnleiten	AUT	Logistics company	EUR	37	100.00	FC
RONU Verwaltungsgesellschaft mbH	Ebersbach/Fils	DEU	Corporate shell	DEM	50	100.00	FC
CDEM Holland B. V.	S-Hertogenbosch	NLD	R & D (waste dump)	NLG	400	33.33	EC
Flevohout B. V.	Eerbeek	NLD	Purchasing of poplar wood	NLG	282	50.00	NC
Industriewater Eerbeek B. V.	Eerbeek	NLD	Corporate shell	NLG	315	37.50	NC
Lokalbahn Payerbach-Hirschwang Gesellschaft m.b.H.	Hirschwang, Reichenau an der Rax	AUT	Railway transport	ATS	2,500	100.00	NC
Stort Doonweg B.V.	Eerbeek	NLD	Waste dumping, waste water purification	NLG	40	50.00	NC
Verenigde Papierfabrieken Eerbeek B. V.	Eerbeek	NLD	Corporate shell	NLG	2,450	100.00	NC
Mayr-Melnhof Papierresidu Verwerking B. V.	Eerbeek	NLD	Holding company	EUR	18	100.00	FC
CDEM V.O.F.	S-Hertogenbosch	NLD	Waste incinerator	EUR	18	33.33	NC

Company name	Registerd office	Country	Primary activities		Nominal capital in thous. currency units	Shareholding in %	Type of consolidation[1]
WASTE PAPER COMPANIES (PURCHASING) OF THE CARTONBOARD DIVISION							
MM Trading & Logistics Rohstoffhandel GmbH i. L.	Baiersbronn	DEU	Raw materials trading	DEM	1,200	100.00	FC
WÜRO Papierverwertung GmbH & Co KG.	Würzburg	DEU	Waste paper trading	DEM	420	66.67	FC
W Ü R O Verwaltungsgesellschaft mit beschränkter Haftung	Würzburg	DEU	General partner	DEM	51	66.67	FC
A. Spiehs Beteiligungsgesellschaft m.b.H.	Vienna	AUT	Holding company	ATS	500	40.00	NC
Johann Spiehs & Co	Vienna	AUT	Waste paper trading	ATS	20,000	40.00	NC
Papier Recycling Betriebsgesellschaft m. b. H.	Müllendorf	AUT	Waste paper trading	EUR	73	31.67	NC
„Papyrus" Altpapierservice Handelsgesellschaft m.b.H.	Villach	AUT	Waste paper trading	ATS	1,500	31.67	NC
„Papyrus" Altpapierservice Handelsgesellschaft m.b.H.	Vienna	AUT	Waste paper trading	EUR	229	31.67	NC
Papyrus Wertstoff Service GmbH	Bad Reichenhall	DEU	Waste paper trading	DEM	50	31.67	NC
TRADING COMPANIES (SELLING) OF THE CARTONBOARD DIVISION							
Austria Cartón S.A.	Barcelona	ESP	Cartonboard trading	EUR	60	75.00	FC
Keminer Remmers Kartonhandels GmbH	Willich	DEU	Cartonboard trading	DEM	2,500	75.00	FC
Mayr-Melnhof Belgium N. V.	Zaventem	BEL	Cartonboard trading	EUR	62	75.00	FC
Mayr-Melnhof France S.A.R.L.	Paris	FRA	Cartonboard trading	FRF	50	100.00	FC
Mayr-Melnhof Italia S.R.L.	Milan	ITA	Cartonboard trading	EUR	51	75.00	FC
Mayr-Melnhof Karton Polska Sp. z o.o.	Krakow	POL	Cartonboard trading	PLN	50	100.00	FC
Mayr-Melnhof Nederland B. V.	Eerbeek	NLD	Cartonboard trading	NLG	200	100.00	FC
Mayr-Melnhof Trading Handels GmbH	Vienna	AUT	Cartonboard trading	ATS	6,000	100.00	FC
Mayr-Melnhof UK Limited	London	GBR	Cartonboard trading	GBP	100	100.00	FC
MM Kartonvertrieb GmbH	Neuss	DEU	Cartonboard trading	DEM	50	100.00	FC
Varsity Packaging Limited	London	GBR	Cartonboard trading	GBP	300	100.00	FC

[1] FC fully consolidated
PC proportionally consolidated
NC not-consolidated
EC consolidated at equity

Company name	Registerd office	Country	Primary activities		Nominal capital in thous. currency units	Shareholding in %	Type of consolidation[1]
PACKAGING DIVISION							
BEHRENS GmbH & Co. KG	Alfeld (Leine)	DEU	Production of packaging	DEM	3,500	100.00	FC
Behrens GmbH & Co. KG Berlin	Berlin	DEU	Production of packaging	DEM	500	100.00	FC
BEHRENS Verwaltungsgesellschaft mit beschränkter Haftung	Alfeld (Leine)	DEU	General partner	EUR	26	100.00	FC
Colthrop N. V.	Eerbeek	NLD	Holding company	NLG	4,000	100.00	FC
Ernst Schausberger & Co. Gesellschaft m.b.H.	Gunskirchen	AUT	Production of packaging	EUR	2,910	67.00	FC
Hermann Schött GmbH Offsetdruckerei	Mönchengladbach	DEU	Production of packaging	DEM	10,000	100.00	FC
Mayr-Melnhof Finance S.A.	Lausanne	CHE	Holding company	CHF	50	100.00	FC
Mayr-Melnhof Packaging Austria GmbH	Vienna	AUT	Production of packaging	EUR	3,050	100.00	FC
Mayr-Melnhof Packaging France Moneteau S.A.	Moneteau	FRA	Production of packaging	FRF	22,828	100.00	FC
Mayr-Melnhof Packaging GmbH	Baiersbronn	DEU	Holding company	DEM	8,000	100.00	FC
Mayr-Melnhof Packaging Holding S.A.R.L.	Seignelay	FRA	Holding company	EUR	4,140	100.00	FC
Mayr-Melnhof Packaging Romania S.A.	Ploiesti	ROU	Production of packaging	ROL	55,040	100.00	FC
Mayr-Melnhof Packaging Trier GmbH	Trier	DEU	Production of packaging	EUR	3,500	100.00	FC
Mayr-Melnhof Packaging Trier Verwaltung GmbH	Trier	DEU	General partner	DEM	50	100.00	FC
MM Packaging Europe GmbH	Vienna	AUT	Consulting	EUR	37	100.00	FC
MM Packaging France Seignelay S.A.	Seignelay	FRA	Production of packaging	FRF	2,000	100.00	FC
MM Packaging Schilling GmbH & Co KG	Heilbronn	DEU	Production of packaging	DEM	1,460	100.00	FC
MM Packaging Schilling Verwaltungs-gesellschaft m. b. H.	Heilbronn	DEU	General partner	DEM	50	100.00	FC
Neupack Gesellschaft m.b.H.	Reichenau an der Rax	AUT	Production of packaging	ATS	25,000	100.00	FC

Company name	Registerd office	Country	Primary activities		Nominal capital in thous. currency units	Shareholding in %	Type of consolidation[1]
Neupack Hungaria Csomagoloanyag Gyarto es Kereskedelmi Korlatolt Felelössegü Tarasag	Budaörs	HUN	Production of packaging	HUF	326,500	100.00	FC
Neupack Polska Sp. z o.o.	Bydgoszcz	POL	Production of packaging	PLN	9,260	99.89	FC
Offsetdruckerei Caesar GmbH & Co KG	Traben-Trarbach	DEU	Production of packaging	DEM	10,000	100.00	FC
Offsetdruckerei Caesar Verwaltungs GmbH	Traben-Trarbach	DEU	General partner	EUR	26	100.00	FC
Schausberger, obaly a tisk, s.r.o.	Solnice	CZE	Trading of packaging	CZK	100	67.00	FC
C. P. Schmidt Verpackungs-Werk GmbH & Co. KG	Kaiserslautern	DEU	Production of packaging	DEM	7,200	50.00	PC
C. P. Schmidt Verpackungs-Werk Beteiligungs-gesellschaft mbH	Kaiserslautern	DEU	General partner	DEM	350	50.00	PC
VTV Verpackungstechnische Verfahren GmbH	Kaiserslautern	DEU	Development of packaging	DEM	350	50.00	PC
Copacarton S.A.	St. Avold	FRA	Production of packaging	FRF	10,000	49.40	PC
OTHERS							
Syn-Group Unternehmensberatungs GmbH	Vienna	AUT	Consulting	EUR	37	50.00	PC
X-Data-EDV Dienstleistungen GmbH	Vienna	AUT	General partner	EUR	35	100.00	FC
"free com" internet-services GmbH	Vienna	AUT	IT services	EUR	35	60.00	FC

[1] FC fully consolidated
PC proportionally consolidated
NC not-consolidated
EC consolidated at equity

The Board members in the year 2001 were:

Management Board

Michael GRÖLLER, Vienna (Chairman)

Alfred FOGARASSY, Vienna (Vice-Chairman until April 30, 2001)

Wilhelm HÖRMANSEDER, Vienna (Vice-Chairman as of May 1, 2001)

Supervisory Board

Carl Anton GOESS-SAURAU, Frohnleiten (Chairman)

Friedrich MAYR-MELNHOF, Grödig (Vice-Chairman)

Romuald BERTL, Graz (Vice-Chairman)

Gerhard GLINZERER, Vienna

Clemens GOESS-SAURAU, London

Manfred GRUNDAUER, Frohnleiten (Staff Council representative, Cartonboard Division)

Hubert ESSER, Neuss (Staff Council representative, Cartonboard Division)

Gerhard NOVOTNY, Vienna (Staff Council representative, Packaging Division)

Vienna, March 21, 2002

Management Board

Michael Gröller Wilhelm Hörmanseder

Report of the Supervisory Board
on the 2001 financial year

In the 2001 financial year, the Supervisory Board discharged its responsibilities under statute and the articles of the Company.

During the 2001 financial year, the Supervisory Board held five meetings, March 12, April 19, May 22, September 18 and November 19, together with the Group's Management Board.

Moreover, the Management Board continuously informed the Supervisory Board through written and oral reports as the state of the Company and the Group companies, while also providing additional information.

In addition to monitoring the Group's current development, the Supervisory Board was primarily concerned with the individual segment strategies, acquisitions and other major investment decisions as well as the new composition of the Management Board.

The annual financial statements of Mayr-Melnhof Karton AG for the year ending December 31, 2001 and the management report including the accounting, were audited by Unitreu Wirtschaftstreuhandgesellschaft m.b.H., Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, Vienna. The audit confirmed that the accounting, the annual financial statements and management report conform with the legal requirements and articles of association. The audit provided no reason for query, and the auditors duly issued an unqualified opinion.

The same applies for the Consolidated Annual Financial Statements which were prepared in accordance with US GAAP. These Statements were supplemented by the Management Discussion and Analysis for the Group and further Notes under the terms of Section 245a of the Commercial Code. Pursuant to the terms of Section 245a of the Commercial Code, the present Consolidated Annual Financial Statements according to US GAAP provide exemption from the obligation to prepare Consolidated Financial Statements according to Austrian law.

The Supervisory Board concurs with the management report, the Group consolidated annual financial statements as well as the management discussion and analysis, and hereby approves the annual financial statements of Mayr-Melnhof Karton AG as of December 31, 2001. The 2001 annual financial statements of Mayr-Melnhof Karton AG are accordingly adopted in accordance with Section 125 (2) of the Austrian Companies Act.

The Supervisory Board has considered and approves the Management Board's proposal regarding the appropriation of net income for the 2001 financial year.

The appointment of Group management was carried out under the close scrutiny of the Supervisory Board.

The new members of the Management Board have many years of experience and are well prepared for their future responsibilities.

The new Management Board will actively assume their positions on May 14, 2002.

Also on this date, I will retire from my position as Chairman of the Supervisory Board of Mayr-Melnhof Karton AG. Michael Gröller, who has many years of experience, will be available to take over as Chairman of the Supervisory Board.

On behalf of the members of the Supervisory Board, I would like to extend my thanks and appreciation to all employees of the Mayr-Melnhof Group for their outstanding efforts and remarkable achievements during 2001.

Vienna, April 2002

Carl Anton GOESS-SAURAU
Chairman of the Supervisory Board

Glossary

Acid test ratio

The sum of cash and cash equivalents, marketable and non-current securities, and trade accounts receivable divided by current liabilities excluding short-term revolving bank debt.

Cash earnings

Income before minority interests, depreciation and amortization, and deferred income taxes.

Cash earnings margin

Cash earnings divided by sales.

Cash ratio

The sum of cash and cash equivalents, marketable and non-current securities divided by current liabilities excluding short-term revolving bank debt.

Current ratio

The sum of total current assets and non-current securities divided by current liabilities excluding short-term revolving bank debt.

EBITDA

Income before minority interests, net interest expense, income taxes, and depreciation and amortization.

EBITDA margin

EBITDA divided by sales.

Employees

Employees at year end, including part-time employees on a pro-rata basis and apprentices.

Enterprise value

The sum of market capitalization, minority interests, and net debt.

Equity and non-current liabilities to property, plant and equipment

The sum of stockholders' equity and non-current liabilities divided by property, plant and equipment – net.

Equity to total assets

Stockholders' equity divided by total assets.

Net debt

The sum of short-term borrowings and total long-term debt subtracted by cash and cash equivalents, marketable and non-current securities.

Net debt to equity

Net debt divided by stockholders' equity.

Net profit margin

Net income divided by sales.

Operating margin

Operating profit divided by sales.

Property, plant and equipment to total assets

Property, plant and equipment – net divided by total assets.

Return on capital employed (ROCE)

The sum of income before minority interests, income taxes, and net interest expense divided by the average sum of stockholders' equity, minority interests, and net debt.

Return on assets

The sum of income before minority interests and interest expense divided by average total assets.

Return on equity (ROE)

Net income divided by the average stockholders' equity.

Return on investment (ROI)

The sum of income before minority interests and interest expense divided by the average sum of stockholders' equity, minority interests, short-term borrowings, and long-term debt.

Times interest earned

Operating profit divided by net interest expense.

Working capital

The sum of non-current securities and total current assets subtracted by total current liabilities excluding short-term revolving bank debt.

Financial Calendar 2002

April 23, 2002	Financial results for 2001
May 13, 2002	Results for the 1st quarter of 2002
May 14, 2002	8th Annual General Meeting
May 21, 2002	Ex-Dividend Day
May 27, 2002	Dividend payment day
August 28, 2002	Results for the 1st half-year of 2002
November 19, 2002	Results for the first three quarters of 2002

Published and edited by:
Mayr-Melnhof Karton AG
Brahmsplatz 6
A-1041 Vienna

For further information, please contact:
Stephan Werba
Investor Relations
Tel.: +43/ 1 50136 1180
Fax: +43/ 1 50136 1195
e-mail: investor.relations@mm-karton.com

Conception & design:
Schoeller Corporate Communications, Vienna/Hamburg

The English version of this annual report is a translation of the original German text.

The annual reports and interim reports can be requested from the Company and are also available on the internet.

http://www.mayr-melnhof.com

Cover: SWISSTOP 350g/m²

Mayr-Melnhof Group Key Indicators

	1999	2000	2001
Development of Sales (in millions of EUR)			
Unconsolidated sales	1,074.8	1,292.6	1,327.1
less pro rated sales from proportionally consolidated companies	–35.0	–39.9	–38.1
less intersegment sales	–133.2	–174.4	–166.1
Consolidated sales	906.6	1,078.3	1,122.9
Earnings Data (in millions of EUR)			
Net value-added	300.7	344.8	363.7
EBITDA	151.6	172.5	201.0
Operating profit	80.4	104.2	120.2
Net income	45.4	66.7	77.9
Cash earnings	130.8	145.1	159.7
Depreciation and amortization (in millions of EUR)	70.2	69.9	76.2
Capital expenditures (in millions of EUR)	76.5	71.6	59.5
Employees	5,077	4,961	5,419
Profitability Indicators			
Return on equity	9.9%	13.4%	14.9%
Return on assets	5.6%	7.8%	8.7%
Net profit margin	5.0%	6.2%	6.9%
Cash earnings margin	14.4%	13.5%	14.2%
EBITDA margin	16.7%	16.0%	17.9%
Operating margin	8.9%	9.7%	10.7%
Times interest earned (in years)	16.4	30.6	80.1
Return on capital employed	15.2%	19.4%	24.8%
Return on investment	8.0%	11.0%	12.4%
Balance Sheet Indicators			
Equity to total assets	46.4%	49.5%	48.7%
Net debt (in millions of EUR)	65.3	–10.3	–33.9
Net debt to equity	13.8%	–2.0%	–6.5%
Property, plant and equipment to total assets	43.9%	39.4%	41.1%
Equity and non-current liabilities to property, plant and equipment	1.6	1.9	1.7
Working capital (in millions of EUR)	245.7	312.4	301.8
Enterprise value (in millions of EUR)	621.7	556.6	607.7
Liquidity Indicators			
Cash ratio	0.7	1.0	0.9
Acid test ratio	1.2	1.5	1.4
Current ratio	2.0	2.3	2.1
Share Performance Indicators			
Basic and diluted earnings per share (in EUR)	3.78	5.56	6.66
Dividend per share (in EUR)	1.55	1.65	1.80[1]

[1] proposed